                                                  ------------------------------
                                                           OMB APPROVAL
                                                  ------------------------------
                                                  OMB Number:          3235-0116
                                                  Expires:       August 31, 2005
                                                  Estimated average burden
                                                  hours per response....... 6.20
                                                  ------------------------------
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K
  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

For the month of     March 31       , 20  05 .
                 -------------------     ----

Commission File Number     033-74656-99
                        -------------------


                          WESTERN FOREST PRODUCTS INC.
                ----------------------------------------------
                (Translation of registrant's name into English)


       3rd Floor, 435 Trunk Road, Duncan, British Columbia Canada V9L 2P9
       ------------------------------------------------------------------
                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       WESTERN FOREST PRODUCTS INC.
                                       ----------------------------
                                               (Registrant)

Date    as of March 31, 2005         By    /s/ Paul Ireland
     --------------------------         ----------------------------
                                               (Signature) *
                                                Paul Ireland
                                           Chief Financial Officer


-----------------------
* Print the name and title under the signature of the signing officer.


                    PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
                    CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS
SEC 1815 (11-02)    THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER

                          WESTERN FOREST PRODUCTS INC.








                         [WESTERN FOREST PRODUCTS LOGO]










                    ANNUAL INFORMATION FORM - MARCH 24, 2005

                            TABLE OF CONTENTS

                                                                            Page
INTRODUCTION..................................................................4
CORPORATE STRUCTURE...........................................................4
GENERAL DEVELOPMENT OF THE BUSINESS...........................................4
    History...................................................................4
    The Plan..................................................................5
BUSINESS OF THE COMPANY.......................................................6
    Company Profile...........................................................6
    Strategy..................................................................6
    Industry..................................................................7
    Recent Legislative Amendments and Other Forest Policy Initiatives.........7
    Forest Resources..........................................................8
    Solid Wood Facilities....................................................13
    Pulp Mill................................................................14
    Sales, Marketing and Distribution........................................15
    Competition..............................................................16
    Environment..............................................................17
    First Nations Land Claims................................................19
    Capital Expenditures.....................................................20
    Softwood Lumber Dispute..................................................20
    Human Resources..........................................................21
    Research and Development.................................................22
RISK FACTORS.................................................................22
    Variable Operating Results and Product Pricing...........................22
    Risks of Exchange Rate Fluctuations......................................23
    Softwood Lumber Dispute..................................................23
    Substantial Leverage and Ability to Service Indebtedness.................23
    Competition..............................................................23
    Dependency on Fibre Obtained from Government Timber Tenures..............24
    Forest Policy Changes in British Columbia................................24
    Stumpage Fees............................................................24
    Forest Resource Risk and Natural Catastrophes............................24
    International Business...................................................24
    Environmental Regulation.................................................25
    First Nations Land Claims................................................25
    Regulatory Risks.........................................................26
    Reliance on Directors, Management and Other Key Personnel................26
    Employees and Labour Relations...........................................26
DIVIDENDS....................................................................26
CAPITAL STRUCTURE............................................................27
    Share Capital............................................................27
    Class C Warrants.........................................................27
    Stock Options............................................................28
    Secured Bonds............................................................28
MARKET FOR SECURITIES........................................................29
    Trading Price and Volume.................................................29
    Prior Sales..............................................................29
DIRECTORS AND OFFICERS.......................................................29
CORPORATE GOVERNANCE AND BOARD COMMITTEES....................................33
    Nominating and Corporate Governance Committee............................33
    Environmental, Health and Safety Committee...............................34
    Management Resources and Compensation Committee..........................34
    Audit Committee..........................................................34

LEGAL PROCEEDINGS............................................................36
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS...................36
TRANSFER AGENTS AND REGISTRARS...............................................36
MATERIAL CONTRACTS...........................................................36
INTEREST OF EXPERTS..........................................................36
INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS............................36
ADDITIONAL INFORMATION.......................................................37
GLOSSARY OF CERTAIN TERMS....................................................38

                                  INTRODUCTION

On July 27, 2004, our Predecessor implemented its plan of compromise and arrangement (the "Plan") and emerged from protection under the Companies' Creditors Arrangement Act (Canada) ("CCAA"). We were incorporated for the purposes of implementing the Plan and on July 27, 2004, the Plan Implementation Date, we acquired the solid wood and pulp assets of Doman Industries Limited ("Doman") and certain of its subsidiaries (the subsidiaries together with Doman, the "Predecessor"). Until the Plan was implemented, we did not carry on business and had no material assets or liabilities. We commenced business after the implementation of the Plan on July 27, 2004.

Where appropriate, the discussion in this Annual Information Form covers the operation of our business by our Predecessor and the results of our operations for the period from July 28, 2004 to December 31, 2004 together with our Predecessor's results from January 1, 2004 to July 27, 2004 compared with prior years results of the Predecessor. This is intended to help shareholders and other readers understand our business and certain key factors underlying our financial results. Our consolidated financial information and other operating information subsequent to the Plan implementation may not be comparable with the consolidated financial information and other operating information of the Predecessor prior to the Plan implementation. Accordingly, comparisons of our results with those of our Predecessor should be reviewed with caution.

In this Annual Information Form, unless the context otherwise requires, the "Company", "we", "us", and "our" and similar terms refer to Western Forest Products Inc. and its subsidiaries and "Western" refers to Western Forest Products Inc. Certain other terms used in this Annual Information Form are defined under "Glossary of Certain Terms" which can be found at the end of this document, starting at page 38.

All dollar amounts in this Annual Information Statement are expressed in Canadian dollars, unless otherwise indicated.

All information in this Annual Information Statement is as of March 24 , 2005, unless otherwise indicated.

                               CORPORATE STRUCTURE

We were incorporated under the Canada Business Corporations Act ("CBCA") on April 27, 2004 under the name "4204247 Canada Inc." On June 21, 2004, we changed our name to "Western Forest Products Inc."

Our head office is located at 3rd Floor, 435 Trunk Road, Duncan, British Columbia, V9L 2P9 and our registered office is located at Suite 2100, 1075 West Georgia Street, Vancouver, British Columbia, V6E 3G2.

The following chart sets out our significant subsidiaries and their primary activities. All of our subsidiaries are wholly-owned and were incorporated or continued under, and are all governed by, the CBCA.




                               --------------------
                               |  WESTERN FOREST  |
                               |   PRODUCTS INC.  |
                               --------------------
                                       |
                                       |
          ----------------------------------------------------------
          |                            |                           |
          |                            |                           |
  ----------------           --------------------          ------------------
  | WESTERN PULP |           |    4018982       |          |      WFP       |
  |   LIMITED    |           |   CANADA INC.    |          |     LUMBER     |
  |   (Squamish  |           |  (holds certain  |          |     SALES      |
  |     pulp     |           |  timber tenures  |          |     LIMITED    |
  |  operations) |           |   and sawmills)  |          | (lumber sales) |
  ----------------           --------------------          ------------------



                       GENERAL DEVELOPMENT OF THE BUSINESS

HISTORY

Our Predecessor's first major sawmill came into production at Ladysmith, British Columbia on Vancouver Island in 1967 and three additional sawmills were built on Vancouver Island between 1973 and 1980. In 1980, the Predecessor and two other British Columbia forest products companies formed 4018958 Canada Inc. (formerly Western Forest Products

Limited) ("WFPL"), which purchased the British Columbia timber resources and manufacturing facilities of ITT Industries of Canada Limited. The Predecessor increased its ownership of the outstanding voting shares of WFPL to 56.1% in 1989 and in 1992 purchased the remaining minority shareholdings. In 1994, the Predecessor completed the construction of a value-added lumber remanufacturing plant at Chemainus on Vancouver Island. In 1997, the Predecessor acquired certain assets from Pacific Forest Products Limited, including three sawmills, timber tenures having an allowable annual cut ("AAC") of approximately 1.7 million cubic metres ("m3") from Crown timber and a perpetual supply of 330,000 to 350,000 m3 of sawlogs under a saw log agreement with a third party.

In 2002 the Predecessor experienced significant liquidity constraints due to, among other things, negative cash flow, industry-wide effects of high operating costs and provincial stumpage rates, compliance with the Forest Practices Code of British Columbia Act, softwood lumber trade dispute between Canada and the United States, weakness in the Japanese economy, weak pulp prices, and high debt servicing costs. At that time, it had outstanding indebtedness of over one billion dollars. Based on the financial outlook at that time, our Predecessor did not have the financial capability to make payments on debts as they become due, and consequently filed for protection under the CCAA. On November 7, 2002, our Predecessor was granted protection from its creditors pursuant to the CCAA. Over the ensuing months, the general stay of proceedings against creditors was extended by the Court on a number of occasions to allow the Predecessor to negotiate with various stakeholders to develop a plan of compromise and arrangement. A number of alternatives were considered. In addition, during this time, our Predecessor took several steps to downsize its operations in order to preserve cash resources, including extensive curtailment in production, reduction of working capital and disposition of certain assets. Our Predecessor also ceased operations at and dismantled three sawmills. On May 11, 2004, the Predecessor sold its Port Alice pulp mill to Port Alice Specialty Cellulose Inc. ("PASCI"), an affiliate of LaPointe Partners Inc.

The Plan reflects the agreement reached by Doman with certain of its unsecured noteholders after extensive negotiations. The Plan was approved by the Predecessor's unsecured creditors on June 7, 2004 and sanctioned by the Court on June 11, 2004. On July 27, 2004, the Predecessor implemented the Plan and emerged from protection under the CCAA. We were incorporated for the purposes of implementing the Plan and on July 27, 2004, the Plan Implementation Date, we acquired the Solid Wood Assets and Pulp Assets of the Predecessor. Until the Plan was implemented, we did not carry on business and had no material assets or liabilities. We commenced business after the implementation of the Plan on July 27, 2004.

(For a more detailed discussion of the Predecessor's financial situation leading to the CCAA proceedings and the restructuring efforts please see the Information Circular and Proxy Statement of our Predecessor dated May 7, 2004 and Doman's Form 20-F dated May 21, 2004, which can be found at www.sedar.com under the name, Doman Industries Limited.)

THE PLAN

The purpose of the Plan was to (1) compromise the claims of our Predecessor's affected creditors so as to enable the Predecessor's solid wood and pulp businesses to be carried on under a new corporate structure, with relief from the debt servicing and repayment obligations that it was subject to at that time; and (2) facilitate the refinancing of Doman's senior secured notes through the distribution of certain warrants (exercisable for Western's Secured Bonds and Common Shares) and the sale of certain private placement units consisting of Secured Bonds and Common Shares.

The significant steps in the implementation of the Plan included:

     (a) the incorporation of two new corporations, Western and Western Pulp Limited ("WPL");

     (b) the segregation of the principal operating assets of our Predecessor into two separate operating groups: the Solid Wood Assets, which were transferred to the Company, and the Pulp Assets, which were transferred to WPL; WPL became a wholly owned subsidiary of Western;

     (c) the unsecured indebtedness of our Predecessor was compromised and converted to approximately 75% of the Common Shares of Western, subject to certain cash elections; in addition, the Predecessor's unsecured creditors were entitled to Class A and B Warrants (exercisable for Secured Bonds and Common Shares);

     (d) the indebtedness held by Doman's senior secured noteholders was refinanced in full through a combination of a distribution of Class A and B Warrants to the Predecessor's unsecured creditors and a private placement to the Standby Purchasers; for proceeds of US$210 million, Western issued Secured Bonds (aggregate principal face value of US$221 million) and approximately 25% of the Common Shares to the Standby Purchasers and those unsecured creditors of our Predecessor who exercised the

          Class A and B Warrants; the proceeds of U.S.$210 million were used primarily to repay Doman's senior secured noteholders and to cover our Predecessor's CCAA exit cost, with the remaining amount released to us for working capital purposes;

     (e) Western entered into the Working Capital Facility, which provides for revolving advances up to $100 million, and reorganized certain intercorporate debt; and

     (f) Western issued three tranches of non-transferable Class C Warrants to purchase up to 10% of the Common Shares on the terms set out in the Plan to existing shareholders of Doman; no other distributions were made, or other compensation paid, to Doman shareholders under the Plan.

On August 3, 2004, the Common Shares began trading on the Toronto Stock Exchange ("TSX") under the symbol "WEF".

For further information about the Plan, please see the Information Circular and Proxy Statement of our Predecessor pertaining to the Plan dated May 7, 2004 and related documents of our Predecessor, which documents are available at www.sedar.com under the Predecessor's name, Doman Industries Limited.

                            BUSINESS OF THE COMPANY

COMPANY PROFILE

We are a major integrated softwood forest products company operating in the solid wood and pulp businesses in British Columbia. Our primary business is solid wood and includes timber harvesting, reforestation, forest management, sawmilling logs into lumber and wood chips and value-added lumber remanufacturing. Our pulp operations consist of producing and marketing Northern Bleached Softwood Kraft ("NBSK") pulp. All of our operations are located in the coastal region of British Columbia. Our products are sold in approximately 30 countries worldwide.

Our allowable annual timber harvest from our regulated forest tenures was approximately 3.9 million cubic metres in 2004. We had an additional 100,000 and 19,000 cubic meters respectively of volume available from unregulated timber licences and private lands. We also have a perpetual supply of 330,000 to 350,000 cubic metres of sawlogs under a sawlog purchase agreement with a third party.

Harvest operations are conducted on government owned timberlands, in accordance with the terms and conditions of our three tree farm licences ("TFLs"), seven forest licences ("FLs"), timber licences ("TLs") and private lands external to these tenures.

As of the date hereof, our manufacturing plants consist of:

     o    six sawmills with a total annual production capacity of approximately
          1.1 billion board feet of lumber and 700,000 units of wood chips;

     o one pulp mill with a total annual production capacity of approximately 275,000 air dried metric tonnes ("ADMT") of pulp;

     o a value-added lumber remanufacturing plant with an annual drying and production capacity of approximately 80 million board feet; and

     o    a log merchandiser.

STRATEGY

Our strategy is to maximize margin from our integrated timber and mill resources by extracting value and controlling costs through producing both commodity and high value products. Our sawmills process high quality logs, including western red cedar, into primarily long length, wide width and upper grade lumber and commodity grades of lumber. Lower quality logs are first processed by our log merchandiser in order to extract the lumber quality portion of the logs for processing at our sawmills. The residual portion of such logs and smaller or defective logs not suitable for the production of lumber are used to produce wood chips that are then used to produce pulp. Hog fuel, a by-product from the sawmills and the log merchandiser, is used at our Squamish NBSK pulp mill and is also sold to other pulp mills as an energy resource. Our value-added lumber remanufacturing plant dries, saws and trims lumber for use in producing higher value products such as mouldings, frames and panelling. We believe that the efficient utilization of our timber resources is essential. Our timber harvesting sector will maximize log quality and value to our milling conversion plants while providing a low cost fibre supply. External log sales will maximize margin.

INDUSTRY

British Columbia is one of the world's leading forest products regions, with lumber shipments averaging approximately 14 billion board feet per year and pulp and paper shipments of approximately seven million tonnes per year, supported by an annual timber harvest averaging approximately 74 million cubic metres over the previous decade. In 2004 strong markets coupled with changes to the stumpage system and cut control requirements resulted in a provincial harvest of approximately 91.8 million cubic meters. Catastrophic wildfires in the southern interior of the Province of British Columbia (the "Province") in 2003 and 2004 as well as a continued expansion of the mountain pine beetle epidemic in the central and northern interior have led to temporary increases in the AAC in these areas in order to salvage dead and dying timber. With higher interior AACs and harvest levels, there has been a corresponding increase in the availability of chips from interior sawmills for pulp production which has kept the value of pulp logs on the coast depressed.

British Columbia has two major forest regions, coastal and interior, which are differentiated by climate, terrain and forest type and have given rise to two distinctly different segments of the forest industry. Historically, approximately one-third (or approximately 25 million m3) of British Columbia's timber harvest has been from the coastal region. In contrast to the interior forests, the British Columbia coastal forests are distinguished by a wet maritime climate, rugged topography and a variety of high-value coastal forest species with highly productive growing sites. Over the past decade, the coastal timber harvest has declined as a result of the establishment of new parks and protected areas and AAC reductions to conform harvest levels to long-term sustained yields.

The forest products industry categorizes lumber into either hardwoods or softwoods. Softwoods such as hemlock, cedar, spruce, pine and fir are used primarily in construction due to their strength. The forest industry also grades lumber into various classifications according to quality. The two broad categories within which all grades fall, based upon the absence or presence of defects and the grain of the wood, are upper grade lumber and commodity grade lumber, respectively. Upper grade lumber is a grade of lumber which is substantially clear of defects and is obtained primarily from mature timber in areas which have not been previously harvested.

RECENT LEGISLATIVE AMENDMENTS AND OTHER FOREST POLICY INITIATIVES

In connection with the Forest Revitalization Plan (the "FR Plan"), in March 2003 the Provincial Government of British Columbia (the "Provincial Government") began implementing the most significant legislative reforms in the Province's forest industry in over 40 years. The British Columbia reforms include (1) market pricing - for stumpage purposes, (2) appurtenancy - the removal of the requirement to link fibre supply under harvesting licences to specified conversion facilities, (3) cut control - introduction of new cut control provisions and elimination of minimum harvesting requirements, (4) industry rationalization - through transfers, mergers or division of forest tenures and changes of control of licensees.

The most controversial aspect of the new legislation involved the Provincial Government taking back approximately 20% of the AAC from major licence holders. The Forest Revitalization Act (British Columbia) ("FR Act") required that we surrender 685,216 m3 of our AAC derived from our TFLs (including TLs contained within TFLs) and FLs by March 31, 2006, as well as 20% of the unreverted area of TLs outside of TFLs. Details are provided under "Business of the Company - Forest Resources - Take Back Settlement" below.

Early in 2004, significant updates were made to the 2003 legislation package through the Forest Statutes Amendment Act (British Columbia). Late in the year another set of updates were made through the Forest Statutes Amendment Act (No.2) (British Columbia).

In addition to the above provincial legislative changes, the Federal Government of Canada ("Federal Government") also introduced legislation which may have some impact upon the forest industry in British Columbia, one of which is the Species at Risk Act (Canada). This particular statute could affect and possibly redefine future forest practices in British Columbia should the Provincial Government fail to act to the Federal Government's satisfaction.

It is not yet possible to gauge the overall impact of these legislative changes and policy initiatives on our business, as many have just been brought into force and are still in the process of being implemented.

FOREST RESOURCES

TIMBER TENURES

Approximately 95% of all forest resources in British Columbia are owned by the Province and administered by the Ministry of Forests. Subject to provincial legislation and related regulations, rights to harvest timber on such land may be granted on behalf of the Province by the Ministry of Forests in the form of timber tenures. Our timber tenures comprise TFLs, FLs and TLs. We undertake to manage the forest lands to which our timber tenures relate to produce an annual harvest in accordance with the terms of our TLs and the AAC volumes determined by the Ministry of Forests for each TFL and FL.

A TFL is a replaceable timber tenure that requires the licensee to manage a specified area of timberland on a sustained yield basis. TFLs are granted for 25-year terms and, subject to satisfactory performance of its obligations under the TFL agreement by the licensee, are replaced by the Minister of Forests every five to 10 years with a new TFL with a 25-year term. Over 74% of our total AAC is derived from our three TFLs: TFL Nos. 6, 19 and 25. TFL Nos. 6, 19 and 25, acquired from our Predecessor, were replaced in 2000, 2001 and 1999, respectively, for 25 year terms. We expect the timeline for replacing TFL No. 25 is May 2006, however, the Province believes they still must perform adequate consultation with potentially affected First Nations. (See "Business of the Company - First Nations Land Claims").

Other areas of the Province's timberlands which are not designated as TFLs are organized into timber supply areas ("TSAs"). FLs are issued within each TSA with the AAC being determined at the TSA level and the overall harvest for the TSA managed by the Ministry of Forests on a sustained yield basis. FLs are volume-based tenures which authorize a specified volume of timber to be cut within a specific TSA. FLs generally have a term of 15 years and are replaceable every five to ten years with a new FL with a term of 15 years, subject to satisfactory performance by the licensee of its forest management obligations in the FL. We have seven FLs, two of which are located in the Mid Coast TSA. The remaining five are located in the Kingcome, Strathcona, Soo, Fraser and Sunshine Coast TSAs.

All of the FLs we acquired from our Predecessor were replaced in 1998 for 15 year terms. The Ministry of Forests indicated that offers for replacement would be forthcoming once the Ministry has had adequate consultation with potentially affected First Nations. By the end of 2004 the Province had still not completed consultation on these tenure replacements. (See "Business of the Company - First Nations Land Claims".)

We also hold and harvest timber from 143 TLs, covering an area of approximately 85,000 hectares. TLs are area-based tenures which, if external to TFLs, permit the licensee to harvest the area over a specified period of time but without any periodic limits. Nineteen of our TLs are situated outside of our TFLs while 124 are included within them. At the end of 2004, our 143 TLs contained approximately 21 million m3 of mature timber.

TLs within a TFL are managed on an integrated basis with other government and private timberlands within the same TFL and remain part of the TFL after harvest. The timing of harvesting from external TLs is subject to the practice guidelines of the Ministry of Forests, but is otherwise at our discretion. The terms of our TLs within our TFLs coincide with the terms of the TFLs in which they are incorporated. Those TLs which are outside of our TFLs expire at varying dates ranging from 2005 to 2016.

Our Predecessor's 1998 study of its TLs situated outside of TFLs indicated a feasible harvest schedule of approximately 100,000 m3 annually over the next 20 years. In 2004, legislation governing TL renewals was replaced. The Crown may now agree to a single extension to a TL term for no longer than three years. This change will require us to re-evaluate our timetable to harvest this unregulated volume.

In 2004 approximately 14% of our annual harvest combined with that of our Predecessor for the year ended December 31, 2004 was from TLs. In that regard, approximately 560,000 and 81,000 m3 were harvested respectively from internal and external TLs.

TIMBER HARVEST

The AACs for TFLs and TSAs are determined by the Chief Forester of the Province and is intended to reflect timber conditions, regional and local economic and social interests, and environmental considerations. In mid-2003, the annual and periodic timber harvest requirements were changed as a result of the enactment of the Forestry Revitalization Amendment Act (British Columbia). For major licences, the volume of timber to be harvested over any five year cut control period, other than the final cut control period for a licence, continues to be capped at 110% of the sum of the AACs for that period and 100% of the sum of the AACs for the final five year cut control period. However, there are no longer any annual cut controls nor any minimum harvesting requirement for any cut control period. Furthermore, the tenure holder has lost the ability to request the carry forward of unharvested volumes of timber into new cut control periods and any unharvested volume left at the end of a cut control period can be taken by the Crown and reallocated to other parties. This legislative change was applied retroactively to the beginning of 2003 as it pertained to annual cut controls and retroactively to the beginning of any active five year period as it applied to five year cut control limits. At the beginning of 2004 two unresolved issues remained from 2003 in two licences regarding our Predecessor's failure to satisfy its 2002 harvesting requirements. The FL A19231 determination was resolved in our favour with no penalty assigned. The FL A16845 determination resulted in a permanent reduction of 10,000 cubic m3 to this FL's AAC.

Existing legislation requires the Chief Forester for British Columbia to review sustainable timber harvesting levels in each TSA and TFL in the Province every five years and to issue a "determination" relating to the same which may recommend reductions or increases in the AAC of the TSA or TFL. The Provincial Chief Forester was expected to determine a new AAC for TFL 25 during the year. However, as discussed previously under "Business of the Company - Forest Resources - Timber Tenures" a replacement for TFL 25 did not occur in 2004 and an AAC determination for TFL 25 is now anticipated in 2005. In summary, no adjustments as a result of these reviews were made to any of our tenure AACs in 2004.

Under Part 13 of the Forest Act (British Columbia) ("Forest Act"), the Province can "designate" areas of Crown land and then suspend or vary permits licences and plans in force within the area. At the same time, the Province can reduce the AAC attributable to the designated area. If the Provincial Government determines that it is in the "public interest", Part 13 of the Forest Act enables it to specify Crown land as a "designated area" for a period of up to a maximum of 10 years. Once Crown land is specified as a designated area, all harvesting and permit rights are suspended or varied. When the term of the designated area expires, the harvesting and permit rights will be restored. Following the first stage of the Central Coast Land and Resource Management Plans ("LRMP") in 2001, the Province designated various areas in the plan area and reduced the AACs of various tenures. On July 1, 2004 the Central and North Coast Part 13 designations were cancelled and then replaced. The AAC reductions that accompanied the first Part 13 designations were not reintroduced and AACs for affected licences returned to their previous levels.

The Provincial Government met its announced goal of protecting 12% of the land area of the Province from development through the establishment of parks by the end of 2000. However, meeting this protection goal did not end land use planning processes that have continued through 2004. While the tenures contributing some 60% of our AAC have been dealt with under the regional Vancouver Island Summary Land Use Plan, the balance remained subject to other sub-regional land use processes.

As a result of the FR Act reducing our harvesting rights (see below "Business of the Company - Forest Resources - Take Back Settlement") our interests have declined in two outstanding LRMPs. We remained significantly engaged in the completion phase of the Central Coast LRMP and provided input to the North Coast LRMP where we have limited interests.

We continued to engage with the Central Coast LRMP as part of the Coast Forest Conservation Initiative (a strategic forum of the five licensees operating in the area) and through interaction with the Rainforest Solutions Project (a strategic forum of the four major environment non-government organizations engaged in the LRMP) through the Joint Solutions Project. The latter sub-process has provided a mediated forum for communication between major licensees and the major environmental non-governmental organizations with interests in the Central Coast.

The Chairman of the Central Coast LRMP submitted the final consensus report to the Provincial Government in May 2004. The Provincial Government used the report and the draft North Coast LRMP to begin negotiations with Central and North Coast First Nations on the final LRMP outcomes. The North Coast LRMP concluded with a consensus report in February 2005. First Nations negotiations commenced in the fall and are expected to complete in 2005. As these negotiations are confidential it is not possible to predict to what degree our tenures in the two LRMP planning areas, which includes FL A16845 and A16847 and Blocks 2 and 5 of TFL 25, will be impacted. However, we anticipate that we will see overall reductions in total AAC of similar magnitude to those under the previous Part 13 declaration, which was approximately 235,000 m3.

FIBRE SUPPLY

Our fibre requirements are met with logs harvested from our timber tenures and private lands, logs purchased on the open market, logs acquired under a sawlog purchase agreement entered into with a third party, log trading activities and logs acquired in exchange for wood chips. Our log trading department is responsible for ensuring an adequate supply of suitable logs for our plants. We engage in log trading activities to correct imbalances in the supply and demand in terms of the size, grade and species of logs. In addition, in order to ensure a continuing supply of timber, we maintain an active reforestation program.

All of our timber harvesting operations are located in the coastal region of British Columbia. Logging is conducted primarily on government timberlands allocated to us under our TFLs, and to a lesser extent, under our FLs and TLs. In addition, some logging takes place on private lands. The timber covered by our timber tenures contains a substantial amount of presently harvestable mature timber stands that are located in areas that have never been commercially harvested. We believe that these stands are particularly valuable, as the substantial size of the trees should allow us to produce a high volume of upper grade lumber. Upper grade lumber is sold based upon appearance and is used in the manufacturing of doors, window frames, panelling, mouldings and siding.

The long-term species distribution of our timber resources is approximately 60% hemlock and balsam, and 35% cedar and cypress, with the balance made up of Sitka spruce, Douglas fir and various minor species. Production over the five year period through 2004 has closely mirrored this distribution with 42% hemlock, 18% balsam, 25% cedar, 5% cypress, 8% Douglas fir and 2% spruce harvested. This indicates that harvest plans are accessing the timber profile rather than targeting specific higher valued species.

The available cut, including the AAC of our TFLs and FLs, log supply and log usage for each of the last three years are set out in the following table:


                                                      Actual Cut(1)
                                ---------------------------------------------------------                 Available Cut(2)
                                Period from       Period from     Year Ended December 31                 as at December 31
                                July 28 to       January 1 to    ------------------------      ------------------------------------
                             December 31, 2004   July 27, 2004      2003          2002          2004          2003          2002
                             ------------------------------------------------------------      ------------------------------------
                                   Company         Predecessor   Predecessor  Predecessor      Company    Predecessor   Predecessor
                             ------------------------------------------------------------      ------------------------------------
(thousands of cubic metres)
TFLs                                1,240             1,932          2,266        2,640         2,917        2,847          2,917
FLs                                   304               351            261          311           976          929          1,009
Other lands(3)                         33                65             89           81           449          449            449
                                    -----             -----          -----        -----         -----        -----          -----
    Total log production            1,577             2,348          2,616        3,032         4,342        4,225          4,375
                                    =====             =====          =====        =====         =====        =====          =====
Total logs purchased                  418               749          1,216        1,017
                                    =====             =====          =====        =====
Total logs consumed(4)              1,373             2,006          3,506        3,110
                                    =====             =====          =====        =====
Total logs sold                       527               670            721          781
                                    =====             =====          =====        =====

(1) The actual cut is produced volume. It does not include residue volume, which contributes to the AAC total.

(2) The available cut for the TFLs and FLs is the AAC determined by the Province's Chief Forester. There was a temporary prorated AAC reduction of 135,000 m3 to TFL 25 and 99,428 m3 to FL Al6845 that was lifted on July 1, 2004. The amounts shown are before the take back settlement discussed below. It is anticipated that a new AAC reduction will be instituted once government to government negotiations on the Central and North Coast LRMPs are concluded in 2005.

(3) 19,000 m3 of available cut is attributed to private managed forests lands outside of TFLs, 100,000 m3 to TLs outside of TFLs and 330,000 m3 of sawlogs in perpetuity under a sawlog purchase agreement with a third party.

(4) Includes logs consumed by the Port Alice pulp mill until May 11, 2004 when it was sold by our Predecessor.

The five year cut control period for many of the tenures we acquired from our Predecessor expired at the end of 2001. Approximately 1.4 million m3 of the cumulative AAC available during the five year period was not harvested due to depressed economic conditions in 2001 and a delay in harvest approvals as a result of the Central Coast LRMP. The Predecessor requested that this deficient volume be returned in the subsequent cut control period. During 2003, the Ministry of Forests rejected the request for approximately 28,000 m3 of the request and gave potential approval on 22,000 m3, subject to First Nations review. In 2004 the balance of the carry forward requests were denied. However, the Company continued to negotiate that the carry forward volume within TFLs be retained as standing inventory and not reallocated to other licensees. We anticipate a satisfactory resolution in 2005.

We have some 30 logging and forestry operations on Vancouver Island, the South, Central and North Coast Mainland and the Queen Charlotte Islands. Approximately 70% of our operations are on Vancouver Island. For historical and legal reasons, logging is conducted by a combination of both company operated and contractor operations. We plan and co-ordinate all of the timber production from the various operating sites. As a result of the FR Plan take back at the end of 2004 and 2005 there will be a reduction in the number of operations in 2005 and 2006. (See "Business of the Company - Forest Resources - Take Back Settlement").

Logs are sorted and directed to either our sawmills or log merchandiser according to size, grade and species. Saw logs that meet our cut program criteria are shipped primarily to our sawmills while lower quality logs, small or defective parts of trees and wood chips from sawmill operations and the log merchandiser are shipped to, and form the basic raw material for the Squamish pulp mill. Bundle booms and self-dumping log barges are used to transport logs to our manufacturing plants and to the Vancouver log market. A small percentage of logs are delivered to our manufacturing plants by truck.

Our sawmills have a total annual production capacity of approximately 700,000 units of wood chips. These wood chips are used at our Squamish pulp mill as a source of fibre, traded with third parties for sawlogs or sold. Wood residue produced by the sawmills and the log merchandiser, principally sawdust and bark, is either used as hog fuel in the boiler at the Squamish pulp mill or sold to other pulp mills. Wood chips produced at the log merchandiser are transported by barge to the Squamish pulp mill or traded with other operators.

The wood chip supply and usage for each of the last three years from our operations are set out in the following table:

                                              Period from         Period from           Years Ended December 31
                                               July 28 to         January 1 to       -----------------------------
                                           December 31, 2004     July 27, 2004          2003               2002
                                           -----------------------------------------------------------------------
                                               Company            Predecessor        Predecessor       Predecessor
                                           -----------------------------------------------------------------------
(thousands of units)
Wood Chips produced                               304                439                  760               639
Wood Chips purchased                              194                147                  240               185
Total Wood Chips consumed                         361                371                  682               555
Total Wood Chips sold                             142                193                  307               288

TAKE BACK SETTLEMENT

Retroactive to March 31, 2003, the Provincial Government as part of the FR Plan, reduced the Crown land portion of the AAC from major tenure holders by 20%, less an exemption for the first 200,000 m3, in exchange for compensation payable by the Crown. The Crown's purpose for the FR Plan includes increasing the timber supply for new forest initiatives and allowing new participants into the forest industry in the Province. The FR Plan states that approximately half of this volume will be distributed to open opportunities for woodlots, community forests and First Nations and the other half will be distributed to BC Timber Sales. BC Timber Sales is an independent organization within the BC Ministry of Forests created to develop Crown timber for auction to establish market prices for timber in the Province. Currently, BC Timber Sales manages 13% of the Province's AAC, with its share increasing to approximately 20% after the conclusion of the timber reallocation initiative.

The take-back under the FR Plan reduced our harvesting rights by 685,216 m3 from our TFLs and FLs and 827 hectares from our TLs. Although the legal take-back is retroactive to March 31, 2003, all licence holders were able to continue to operate in the normal course of business within the take-back areas until the Minister of Forests issues a final take-back order.

The first phase of our negotiations with the Crown regarding the reduction of our harvesting rights began in November, 2003. These negotiations have recently concluded and a settlement framework agreement has been reached on compensation to be paid to us by the Crown. In 2005, pursuant to terms of the settlement framework agreement, we received $16.5 million in compensation for the loss of the 685,216 m3 of AAC and 827 hectares of timber licences. Under this agreement, we also received an advance payment of $5 million towards compensation for improvements we made to Crown land in the take-back areas.

For purposes of the take-back, all of our Crown tenures were grouped together. This grouping of licences enabled the Crown to take-back 20% of the total AAC from the group of licences as a whole rather than requiring 20% be taken from each licence in the group. Negotiations in 2004 established where the take-back areas for our reductions would come from.

We received two Ministerial Orders at the end of 2004 that put the AAC reductions into effect. The first Order reduced various tenure AACs by a cumulative 526,171 m3 effective December 31, 2004 while the second reduced various tenure AACs by a further 159,045 m3 effective December 31, 2005. By the end of 2005, the FR Act will have reduced our TFL AACs by 292,455 m3 and the FL AACs by 392,761 m3.

Negotiations in 2005 will finalize take-back areas, complete the compensation payments for improvements and determine if there will be cost recovery for costs already incurred for planning and inventories. The final comprehensive settlement agreement is expected to be reached in 2005.

Our Predecessor commenced five separate legal actions against the Province alleging that the Province:

     (a) breached its contractual obligations to purchase two of the Predecessor's timber tenures;

     (b) improperly administered the stumpage payment system that resulted in overcharging the Predecessor for stumpage over a period of several years;

     (c) caused the Predecessor substantial damages as a result of a change in the calculation of royalty fees;

     (d) breached its obligation to provide fibre supply on an annual basis to the Predecessor's Port Alice pulp mill; and

     (e) caused the Predecessor to suffer harm as a consequence of the assistance package provided to Skeena Cellulose pulp mill by the Province.

These actions were transferred to us on the Plan Implementation Date. We are in active discussions with the Provincial Government to resolve the issues raised in these actions.

In 2003, the Crown budgeted for two funds totalling $275 million - $200 million to compensate British Columbia forest companies for the reduction of harvesting rights and $75 million to mitigate impacts on their displaced contractors as well as company and contractor employees. In early 2005 the Crown increased each fund by $50 million in fiscal 2005/06. We are working with the Crown to determine compensation for our displaced workers and contractors.

STUMPAGE CHARGES

Stumpage is the fee that the Provincial Government charges forest companies to harvest timber from Crown land as well as private timber harvested on the Province's land. Prior to February 29, 2004 the Comparative Value Pricing ("CVP") system determined the amount of stumpage to be paid and was based on a revenue target set by the Provincial Government and adjusted on a periodic basis. The only exception was volume harvested under the coastal "Hemlock Pilot".

The "Hemlock Pilot" was introduced in September 2000 and was based on the Ministry of Forests Small Business Program's Market Pricing System ("MPS"). Cutting permits that met a strict criteria (hemlock/balsam content of 60% or more) were converted from the CVP system to the Hemlock Pilot MPS. The objective was to convert these permits to a "market-based" system that better reflected the economic reality of the price for hemlock lumber. No new Hemlock Pilot cutting permits were accepted past October 1, 2000.

On February 29, 2004, CVP was replaced by the Coast MPS. All CVP stumpage rates (as at January 1, 2004) were frozen as of February 28, 2004, and stumpage billing for active cutting permits was continued at those rates while cutting permits issued after this date will be assessed stumpage under the Coast MPS. However, for cutting permits active on February 28, 2004, licensees were able to select whether to continue using CVP or move to the Coast MPS. Operations made this selection on the basis of which rate would be most advantageous. The transition also allowed for permits to be surrendered and this opportunity was used to retire permits which no longer were economic. However, where a surrendered permit had been activated but not completed, the licensee would have been billed for this un-harvested remaining volume.

Until 1995, on those lands held under TLs, a royalty was payable when the timber was harvested. In 1995, the Provincial Government eliminated royalties for TLs and replaced them with stumpage, which increased to 100% of regular stumpage in 2001.

The following table illustrates the relationship of stumpage and royalty expenses relative to the total log production from our operations for each of the last three years:


                                                                                                Years Ended December 31
                                            Period from July 28 to   Period from January    -----------------------------
                                              December 31, 2004      1 to July 27, 2004         2003               2002
                                            -----------------------------------------------------------------------------
                                                   Company               Predecessor        Predecessor       Predecessor
                                            -----------------------------------------------------------------------------
(thousands)
Log production (cubic metres)                        1,579                   2,348             2,616               3,032
Stumpage and royalty expenses                      $23,169                 $35,987           $53,737             $60,297

FOREST MANAGEMENT

We manage our forest tenures and privately owned forest lands according to Sustainable Forestry Management Principles, which include a commitment to meeting or exceeding government requirements. As part of the rights and responsibilities that accompany the Crown tenures held by us, staff carry out or supervise pre-harvest planning, subsequent road building and harvesting operations and the follow-up silviculture treatments to establish free-growing second growth stands.

Pre-harvest planning includes a wide spectrum of activities from the collection of inventory and assessment data to the development of higher level Management Plans for TFLs and Forest Development Plans for specific planning areas within TFLs or FLs. These plans take a broad range of timber and non-timber factors into account, including but not limited to: wildlife, fisheries, water quality, soil sensitivity, terrain stability, visual quality, biodiversity, archaeological sites and cultural features, cave and karst features, timber species distribution and value. These higher level plans provide direction for the development of site specific plans and lead to the applications for specific road building and harvesting permits.

Following harvest, we reforest all disturbed areas and conduct follow-up surveys and silvicultural treatments to ensure that these harvested areas meet "free-growing" requirements within specified timelines. Once free-growing, young stands are left to develop without further attention into second growth forests ready for subsequent harvest. All of these "basic" silviculture requirements are carried out at our expense. In 2004, we and our Predecessor spent $6.5 million in meeting basic silviculture obligations.

Our tenures are managed by a staff of registered professional foresters and engineers who are involved in planning and inventory, road and bridge development, harvesting, silviculture and forest health and protection programs. We operate the Saanich Forestry Centre, which includes a 3 million seedling nursery and a tree seed orchard that produces select seed for reforestation.

In April 2002, the Provincial Government replaced Forest Renewal B.C. with the Forest Investment Account ("FIA"), administered by PricewaterhouseCoopers. FIA is funded by an appropriation approved by the Provincial Government, rather than a stumpage levy, and authorizes the Minister of Forests to provide funding for certain forest management activities. Specific amounts are dedicated to provincial level programs, while other amounts are allocated to tenure holders. Together with our Predecessor, we accessed $1.4 million from FIA to carry out a range of projects in 2004.

SOLID WOOD FACILITIES

We own six sawmills, a log merchandiser and a value-added lumber remanufacturing plant. Five of the six sawmills use some computer controlled equipment to optimize the lumber recovery at the mill. Our high quality timber supply and the particular design of our sawmills enable us to produce specialty products such as upper grade lumber, lumber with long lengths (over 20 feet) and wide widths (over 10 inches), lumber produced from western red cedar, and baby squares and beams used in traditional Japanese housing. These products command premium prices compared to commodity construction grades, such as SPF 2x4 lumber. Much of the softwood timber in North America is not capable of producing substantial quantities of these specialty products, as the trees are too small.

Five of our sawmills are located on Vancouver Island. Our Duke Point and Nanaimo sawmills are both located in Nanaimo. Our Ladysmith and Saltair sawmills are both located on the same property in Ladysmith. Our other sawmill on Vancouver Island is located at Cowichan Bay. The Duke Point and Nanaimo sawmills process large diameter logs of mixed species, while the Cowichan Bay, Ladysmith and Saltair sawmills process small diameter logs. All of our sawmills can handle mixed species. All of our sawmills on Vancouver Island have adjacent water lots which are leased from the Province and have barge loading facilities to handle water-borne shipments of sawmill products.

The Duke Point, Cowichan Bay, Ladysmith and Saltair sawmills are situated on land we own. The Nanaimo sawmill is situated on an 8.5 hectare site, which includes 6.1 hectares that we own and 2.4 hectares leased from the Nanaimo Port Authority.

The Nanaimo sawmill cuts predominantly Douglas fir and hemlock logs and produces a wide range of high-value specialty lumber products primarily for the Japanese market. The Saltair sawmill can cut for both the Japanese and North American markets and can process western red cedar. The Saltair and Nanaimo sawmills have received authorization to stamp their lumber as having met the quality control requirements of the Japanese Agricultural Standard, indicating that the lumber meets rigorous Japanese structural grading rules.

The Silvertree-Vancouver sawmill is located in Marpole, a suburb of Vancouver. It specializes in processing cedar logs and can also process large diameter hemlock. The sawmill is located on land which fronts the Fraser River and owned by us. The mill has barge loading facilities to handle water-borne shipments of sawmill products. The water lots necessary to operate the mill are leased from the North Fraser Port Authority.

The current annual lumber production capacity and actual lumber production for each of our sawmills for each of the last three years are set out in the following table:

                                                                            Lumber Production (MMfbm)
                                                    -----------------------------------------------------------------------
                                                       Period from         Period from        Years Ended December 31
                                                       July 28 to         January 1 to    ---------------------------------
                                                    December 31, 2004     July 27, 2004       2003               2002(2)
                                    Capacity(1)     -----------------------------------------------------------------------
Sawmills                              (MMfbm)             Company          Predecessor     Predecessor          Predecessor
--------                            ---------------------------------------------------------------------------------------
Cowichan Bay                            215                  56                79              122                  122
Duke Point                              225                  52                63               86                   89
Ladysmith                               170                  29                57               90                   46
Nanaimo                                 200                  60                75              128                  122
Saltair                                 170                  50                73              120                  111
Silvertree                              160                  42                42               69                   39
                                      -----                 ---               ---              ---                  ---
                                      1,140                 289               389              615                  529
                                      =====                 ===               ===              ===                  ===

(1) As at December 31, 2004 based on three shifts and 250 operating days. Currently operating two shifts.

(2) In 2002, an additional 33 million board feet were produced at the Chemanius and old Silvertree sawmills prior to their ceasing operations.

Our log merchandiser is located at Nanaimo on Vancouver Island. The plant extracts the lumber quality portion out of lower quality logs and processes the balance into wood chips and other by-products. The lumber portion is sent to our sawmills for processing and the wood chips are used principally at the Squamish pulp mill. The water lots necessary to operate this plant are leased from the Province and the Nanaimo Port Authority.

Our value-added lumber remanufacturing plant dries, cuts, resaws and trims lumber into various grades and dimensions, which are used primarily in the manufacturing of mouldings, panelling and frames for doors and windows. The plant is located in Chemainus and is situated on land owned by us. It is comprised of 10 kilns, which are utilized to dry lumber produced at our sawmills, a planer mill, and resawing, sorting and trimming facilities. The plant has an annual drying and production capacity of approximately 80 million board feet of lumber and in 2003 processed 38 million board feet of lumber.

PULP MILL

We own and operate a NBSK pulp mill on the mainland of British Columbia near Squamish. The Squamish mill is located on the coast with easy access to water transportation. Fibre for the Squamish pulp mill comes from wood chips mostly produced by our sawmills and log merchandiser.

The Squamish NBSK pulp mill is located approximately 65 kilometres north of Vancouver. The mill has a high quality water supply, access to a natural gas pipeline, close proximity to sources of raw materials, major storage and shipping terminals, and access via ferry to Squamish and then by road to Vancouver. The Squamish pulp mill is situated on land we own. The water lot necessary to operate the mill is leased from the Province.

NBSK pulp is a long-fibred northern softwood pulp manufactured from primarily a mixture of hemlock, balsam, fir and cedar wood chips and is noted for its strength, whiteness and absorption properties. NBSK pulp is used to produce a variety of products, including lightweight publication grades of paper, tissues and hygiene products.

The Squamish pulp mill received its official ISO 9001 registration in May 1993 and ISO 14001 registration in May, 1999.

The actual pulp production for the Squamish pulp for each of the last three years are set out in the following table:

                                      Period from        Period from          Years Ended December 31
                                      July 28 to        January 1 to         --------------------------
                                   December 31, 2004    July 27, 2004            2003         2002
                     Capacity      --------------------------------------------------------------------
                       ADMT             Company          Predecessor         Predecessor    Predecessor
                     ----------------------------------------------------------------------------------
Pulp Production
(thousands of ADMT)    275(1)              119                147                253             204

(1) Annual production capacity as at December 31, 2004 based on three shifts per day and 340 days per year.

SALES, MARKETING AND DISTRIBUTION

We produce and market upper grades and commodity grades of lumber and various grades of NBSK pulp which are sold in approximately 30 countries worldwide.

Our lumber products are marketed and sold in North America by a separate sales and marketing division that primarily sells our lumber products directly to wholesale lumber distributors and also sells a minor amount through agents. Sales to the Japanese market is performed by our Japanese sales group based in Vancouver who sell direct to the Japanese trading houses. European lumber sales are made via agents. Direct liaison with the consumers of our lumber products provides us with the ability to react quickly to changes in market conditions and customer requirements and achieve lower selling costs. We adjust our sawmill processing programs in order to customize products to meet the specific requirements of our customers.

Most of our lumber products are sold green (not kiln-dried or air-dried) however, certain specialty products require kiln-drying. We offer a comprehensive line of traditional components for the Japanese market. Our focus in Europe is kiln-dried, high-grade specialty products used predominantly in Germany, Italy and the United Kingdom.

Our NBSK pulp is a commodity product, and sales are handled by our pulp sales division and by agents. NBSK pulp is sold primarily to paper producers and tissue manufacturers.

                                          Period from          Period from               Years Ended December 31
                                          July 28 to          January 1 to         ------------------------------------
                                       December 31, 2004     July 27, 2004             2003                  2002
                                       --------------------------------------------------------------------------------
                                          Company            Predecessor(1)        Predecessor(1)        Predecessor(1)
                                       --------------------------------------------------------------------------------
(thousands of dollars)
Sales by geographic area
   Canada                               $   86,860             $  122,563            $  152,675           $  180,677
   U.S.                                    110,753                141,544               215,164              235,812
   Asia                                     94,509                111,948               168,569              178,282
   Europe                                   29,299                 46,687                73,020               55,814
   Other                                     2,685                 10,962                11,660                5,135
                                        ----------             ----------            ----------           ----------
                                        $  324,106             $  433,704            $  621,088           $  655,720
                                        ==========             ==========            ==========           ==========
Sales by product line
   Lumber                               $  173,344             $  236,602            $  328,692           $  382,599
   Logs                                     59,502                 81,255               106,480              123,280
   Sawmill by-products                      10,894                 14,576                22,000               19,572
                                        ----------             ----------            ----------           ----------
                                           243,740                332,433               457,172              525,451
   Pulp(1)                                  80,366                101,271               163,916              130,269
                                        ----------             ----------            ----------           ----------
                                        $  324,106             $  433,704            $  621,088           $  655,720
                                        ==========             ==========            ==========           ==========
Solid Wood Segment
   Lumber
     Canada                             $   16,455             $   26,731            $   24,190           $   37,650
     U.S.                                  105,885                136,273               204,894              230,253
     Asia                                   39,734                 52,685                77,578               94,905
     Europe                                  8,898                 12,332                18,683               16,783
     Other                                   2,372                  8,581                 3,347                3,008
                                        ----------             ----------            ----------           ----------
                                           173,344                236,602               328,692              382,599
                                        ----------             ----------            ----------           ----------
   Logs
     Canada                                 59,502                 81,255               106,480              123,280
                                        ----------             ----------            ----------           ----------
   Sawmill by-products
     Canada                                 10,894                 14,576                22,000               19,572
                                        ----------             ----------            ----------           ----------
Total Solid Wood Segment                $  243,740             $  332,433            $  457,172           $  525,451
                                        ==========             ==========            ==========           ==========

                                          Period from          Period from               Years Ended December 31
                                          July 28 to          January 1 to         ------------------------------------
                                       December 31, 2004     July 27, 2004             2003                  2002
                                       --------------------------------------------------------------------------------
                                          Company            Predecessor(1)        Predecessor(1)        Predecessor(1)
                                       --------------------------------------------------------------------------------
Pulp Segment(1)
   Canada                               $        9             $        1            $        5           $      175
   U.S.                                      4,868                  5,271                10,270                5,559
   Asia                                     54,775                 59,263                90,991               83,377
   Europe                                   20,401                 34,355                54,337               39,031
   Other                                       313                  2,381                 8,313                2,127
                                        ----------             ----------            ----------           ----------
   Total Pulp Segment                   $   80,366             $  101,271            $  163,916           $  130,269
                                        ==========             ==========            ==========           ==========
Total Solid Wood Segment and
Pulp Segment                            $  324,106             $  433,704            $  621,088           $  655,720
                                        ==========             ==========            ==========           ==========

(1) Pulp sales of our Predecessor exclude sales from the Port Alice pulp mill which was sold by our Predecessor on May 11, 2004 to PASCI.

The following two charts illustrate the geographic distribution of our and our Predecessor sales for the year ended December 31, 2004 and for our Predecessor for the year ended December 31, 2003:


      PRO FORMA(1)(2)                                PREDECESSOR(2)

YEAR ENDED DECEMBER 31, 2004                  YEAR ENDED DECEMBER 31, 2003


     [PIE CHART]                                       [PIE CHART]

Europe  10%                                   Europe  12%
Asia    27%                                   Asia    27%
U.S.    33%                                   U.S.    34%
Canada  28%                                   Canada  25%
Other    2%                                   Other    2%


(1)  Combined sales of the Company and Predecessor.

(2)  Excludes the Predecessor's sales from the Port Alice pulp mill.

Lumber from our sawmills is delivered to market by ocean-going vessel and barge, and by rail and truck. Pulp from the Squamish pulp mill is shipped by ocean-going vessel and barge.

Lumber shipments and sales into North American lumber markets occur primarily during the period from mid-March to mid-September of each year, coinciding with the preferred weather for housing construction. Other export markets for the solid wood segment do not have a pronounced seasonal pattern. Pulp shipments and sales are not seasonal in nature.

COMPETITION

We compete on both a domestic and international level with a large number of forest products firms, ranging from very large integrated firms to smaller specialty firms. Many of these competitors have substantially greater financial and operating resources than we do. We also compete indirectly with firms that manufacture substitutes for solid wood products, including non-wood and engineered wood products. The markets for pulp and lumber are highly competitive and sensitive to cyclical changes in industry capacity and the economy, both domestically and internationally. Changes in the level of competition, industry capacity and the global economy have a significant impact on our selling prices and overall profitability. Our competitive position is influenced by the availability, quality and cost of fibre, energy and labour, and our plant efficiencies and productivity in relation to our competitors.

A number of forest policy changes have been announced and implemented by the Provincial Government. See "Business of the Company - Recent Legislation Amendments and Other Forest Policy Initiatives". Greater ability to acquire new tenure has been balanced by a requirement for a "competition" test to ensure that markets for logs or chips are not detrimentally affected. As the regulation to determine the competition test has not been prescribed, the impact cannot be determined at this point in time.

Our competitive position has also been affected by countervailing duties and anti-dumping rates imposed by the government of the United States on shipments of softwood lumber into the United States from Canada. See "Business of the Company - Softwood Lumber Dispute".

ENVIRONMENT

ENVIRONMENTAL POLICY

We are committed to the protection of the environment and work with government and other stakeholders to identify and address issues of environmental concern in all aspects of our business. Our operations are subject to a wide array of federal, provincial and local environmental legislation regulating water, land and air discharges and solid and hazardous waste management, disposal, transportation and remediation. To oversee and co-ordinate company-wide efforts to comply with such legislation, we have established an Environmental, Health and Safety Committee of the Board of Directors and implemented a reporting system that is designed to monitor environmental compliance with regulatory requirements, identify environmental issues and communicate them to all levels of management and operations. In conducting our operations, we attempt to minimize environmental impact through sound forestry and environmental management practices that meet or exceed government standards and adhere to an environmental policy based on the following:

o Assessing and evaluating environmental risk on an ongoing basis in order to set environmental objectives and targets as well as proper operational control;

o Allocating sufficient resources to ensure continuing compliance with environmental responsibilities;

o    Meeting or surpassing all applicable environmental regulations;

o Establishing internal and external auditing and reporting procedures necessary to monitor environmental performance, continually improving environmental practices and the prevention of pollution; and

o Promoting environmental awareness among our staff, employees and contractors and communicating our environmental performance, both internally and to the public.

ENVIRONMENTAL MANAGEMENT

We have established an Environmental Management System ("EMS") for our forest operations, sawmills and pulp mills. Through third party audits by the Quality Management Institute, as well as internal audits, we have confirmed that the EMS remains in conformance with the International Organization for Standardization ("ISO") 14001 standard. These audits provide important feedback to senior management to ensure that staff, employees and contractors conduct their activities in compliance with the legislation and regulations relevant to the forest products industry. Through the use of such documents as Standard Operating Procedures and Emergency Response Plans, and processes such as Management Review and Corrective/Preventative Action Requests, we are assured that our environmental policies are adhered to.

As of the date hereof, our solid wood segment is in substantial compliance with all applicable environmental legislation.

As of the date hereof, environmental performance at the Squamish kraft mill is substantially in compliance with the requirements of applicable environmental legislation, except for particulate emissions from the power boiler when burning certain types of hog fuel. In an effort to improve combustion efficiency, and reduce particulate and dioxin/furan emissions the following steps have been taken or are proposed at the Squamish mill:

     (a)   Installed and started operation of a hog press in December 2003;

     (b) Waste activated sludge was re-routed to the recovery boiler to off load the power boiler in October 2003;

     (c) Installation of a hearth burner was completed and operating in September of 2004.

Power boiler dioxin/furan testing at the Squamish pulp mill meet the Canada Wide Standard requirement of 0.5 ng/m3 total equivalents. After review of a three year study, the B.C. Ministry of Water, Land and Air Protection has recommended that there be no further reduction in the standard. The standard will be reviewed again in 2006.

With respect to the pulp and paper industry, both the Federal Government and Provincial Government generally agree that effluent discharges are acceptable and that no further work is anticipated at this time. However, the governments are now focussing their attention on air issues. The Federal Government is identifying "criteria air contaminants" ("CAC's") for which limits will be established. The BC Ministry of Water, Land and Air Protection will take the lead role in establishing the federal limits for CAC's including ozone, sulphur dioxide and PM2.5 (particulate matter below 2.5 micron in size). The limits have, for the most part been achieved in the Province. However the implementation of "no net increase" is unclear at this time.

The Federal Government's primary initiative with respect to air quality improvement is the reduction of greenhouse gas emissions (Kyoto Protocol). Negotiations are in progress to determine the forest industry allocation with respect to greenhouse gas reduction requirements. Once this has been determined reduction requirements for individual operations can be assigned. Therefore at this time we cannot assess the costs of complying with these requirements.

Also with respect to air quality issues, the Provincial Government has initiated the process of developing an Airshed Management Plan for the Sea to Sky Corridor. The next step in the process is to put together an Air Quality Committee which will be responsible for driving the process. WPL will participate on the Committee. The first meeting is scheduled for early March.

The new Contaminated Sites Regulations (British Columbia) came into effect in the fall of 2004. In general, the new legislation will simplify the site remediation process should it be required.

Forest certification is a worldwide initiative that provides independent third party assessments of sustainable forest management practices by forest products producers. It is voluntary and involves a systematic verification and assessment process against a set of criteria and elements. The most broadly accepted Canadian forest values generated to date are embodied in the Canadian Council of Forest Ministers ("CCFM") Sustainable Forest Management ("SFM") criteria and elements. The CCFM SFM criteria and elements are fully consistent with those of the Montreal and Helsinki processes, which are both recognized by governments around the world.

The requirements of the Canadian Standards Association ("CSA") Z809 Standard are defined by the CCFM SFM criteria. In this standard, use of the CCFM SFM criteria and elements as a framework for value identification provides vital links between local level SFM and national and provincial-scale forest policy, as well as a strong measure of consistency in identification of local forest values across Canada.

We undertook a review of our complementary CSA Chain of Custody ("COC") certification and based on the review small modifications are planned for 2005. The COC allows our Duke Point Sawmill, Silvertree-Vancouver Division Sawmill and Chemainus Value Added Division to apply the CSA product label and ensures customers that these products originate from sustainable managed forests.

Positioning our operations to address customer needs will drive future certification initiatives. Management systems and COC documents continue to be developed for the remaining facilities on an as needed basis. In January 2004 the Squamish pulp mill achieved the Nordic Swan eco-label standard.

Certifications obtained for our forest, solid wood operations and pulp mill are summarized as follows:

Forest Operations

     o ISO 14001 Environmental Management System Certification of all forest operations (April 2003, re-registration scheduled by April 2006)

     o CSA Z809 2002 Sustainable Forest Management Certification of North Vancouver Island Region (December 2004, re-registration scheduled by December 2007)

     o CSA plus 1163 COC Certification for North Vancouver Island region (August 2002, re-qualification scheduled by November 2007)

Solid Wood Manufacturing

     o CSA Plus 1163 COC Certification for Duke Point (January 2002) and Silvertree-Vancouver Division (February 2003).

Value Added Facility

     o    CSA Plus 1163 COC Certification (February 2002, re-qualified March,
          2003)

     o    ISO 14001 Environmental Certification (February 2002)

Pulp Mill - Squamish

     o    ISO 9001-2000 Quality Assurance Certification (1993)

     o    ISO 14001 Environmental Management System Certification (May 1999)

We are in the process of obtaining our CSA and COC certifications for our Saltair solid wood manufacturing division. We expect this to be completed by April 2005.

In addition to regular environmental programs, we have been active with other non-core business related environmental initiatives. Five salmon hatcheries supported in whole or in part by us released more than 800,000 salmon fry in 2004. We also actively participate in the BC Hydro Power Smart Program.

FIRST NATIONS LAND CLAIMS

First Nations in British Columbia have made claims of rights and title to substantial portions of land in the Province including areas where our timber tenures and operations are situated, creating uncertainty as to the status of competing property rights. The Supreme Court of Canada has held that aboriginal groups may have a spectrum of aboriginal rights in lands that have been traditionally used or occupied by their ancestors; however, such rights or title are not absolute and may be infringed by government in furtherance of a legislative objective, including forestry, subject to meeting a justification test. The effect on any particular lands will not be determinable until the exact nature of historical use, occupancy and rights in any particular piece of property have been clarified.

First Nations are seeking compensation from governments with respect to these claims, and the effect of these claims on timber tenure rights, including our timber tenures, cannot be estimated at this time. The Federal Government and Provincial Government have been seeking to negotiate settlements with aboriginal groups throughout British Columbia in order to resolve these claims. In 1992, the Federal Government and Provincial Government instituted a tripartite treaty negotiation process with the First Nations Summit, representing the majority of the First Nations in British Columbia. Any settlements that may result from these negotiations may involve a combination of cash, resources, grants of conditional rights to gather food on public lands, and some rights of self-government. The effect of such a settlement on our timber tenures or the amounts of compensation that we would receive for any taking from our tenures as a result of this process, if any, cannot be estimated at this time.

Some groups have also commenced litigation to pursue their claims. Subsequent to our Predecessor filing under the CCAA, one First Nation, being the Quatsino First Nation of the Kwakiutl Nation, commenced action against one of Doman's subsidiaries, and a number of other forest companies and claiming in respect of the subsidiary declaratory relief as to aboriginal title as to certain licenced tenures of the subsidiary and general unspecified damages and compensation for use of forest lands and trees. Pursuant to a negotiated Court order dated January 23, 2004 the Quatsino were permitted to and did file a proof of claim in respect of claims that were capable of compromise under the CCAA. These compromised claims included monetary claims or debt claims that the Quatsino might have as against the subsidiary, but did not include claims as to aboriginal title which are not capable of compromise under the CCAA. As a stated effort to facilitate the reorganization of the Predecessor the proof of claim of the Quatsino was valued by them at $1.00 and it was accepted by the Predecessor in such amount. Thus all claims of the Quatsino capable of compromise under the CCAA were valued at $1.00 and they received dividends on that amount under the Plan filed under the CCAA. However, the aboriginal title claims of the Quatsino were not affected by the Plan filed under the CCAA.

In a landmark decision in late 2004, the Supreme Court of Canada determined that there is a duty to consult with and, where appropriate, accommodate First Nations where government decisions may impact on claimed, but as yet unproven, aboriginal rights or title. This decision also provided much needed clarification of the duties of consultation and accommodation. The Court found that third parties are not responsible for consultation or accommodation of aboriginal interests and that this responsibility lies with government.

Current Provincial Government policy requires that forest management and operating plans take into account and not infringe on aboriginal rights and title, proven or unproven, and provide for consultation with First Nations. This policy is reflected in the terms of our timber tenures, which provide that the Ministry of Forests may refuse to issue cutting permits in respect of a timber tenure if it is determined that the forestry operation would interfere with aboriginal rights and title. First Nations have, at times, sought to restrict the Provincial Government from granting or renewing forest tenures and other operating authorizations without their consent if these decisions could affect lands claimed by them.

In addition, the Provincial Government is also negotiating Forest and Range Agreements with certain First Nations. These agreements are intended to provide workable accommodation of aboriginal interest that may be impacted by certain forestry decisions until such time as those interests are settled through the treaty process. To date, the Provincial Government has entered approximately 38 such agreements with various First Nations throughout the Province, including a number with First Nations whose traditional territories overlap some of our operating areas.

As a result of the 2004 Supreme Court of Canada decision, industry does not have an obligation to consult or accommodate aboriginal interests, however, industry has a considerable interest in ensuring that Government conducts its consultation properly. We believe that the fostering of mutually beneficial business relationships with First Nations will facilitate these consultations and accommodation processes. We are aware of some 40 First Nations or First Nation Associations which have interests in the area within our tenures. Our Predecessor developed and we continue to develop working relationships with many First Nations. We have timber harvesting, silviculture, planning and other capacity building arrangements with First Nation groups.

The issues surrounding aboriginal title and rights are not likely to be resolved by the Provincial Government in the near future. We are committed to working with both the Provincial Government and First Nations to resolve the issues.

CAPITAL EXPENDITURES

Capital expenditures in 2004 totalled $36.2 million expended by us and our Predecessor, of which $35.2 million was expended in the solid wood segment and $1.0 million was expended in the pulp segment. Approximately $27.4 million of the solid wood capital expenditures was for logging roads.

The following table summarizes the capital expenditures of our two business segments for each of the last three years:

                                                      Period from         Period from             Years Ended December 31
                             Three Years Ended        July 28 to         January 1 to        ---------------------------------
                             December 31, 2004     December 31, 2004     July 27, 2004           2003                 2002
                            --------------------------------------------------------------------------------------------------
                              Pro Forma(1)(2)           Company          Predecessor(2)      Predecessor(2)     Predecessor(2)
                            --------------------------------------------------------------------------------------------------
(millions of dollars)
Solid Wood Segment(3)               $ 93.4               $ 11.6             $ 23.6              $ 28.4              $29.8
Pulp Segment                           1.6                   --                1.0                 0.6                 --
                                    ------               ------             ------              ------              -----
                                    $ 95.0               $ 11.6             $ 24.6              $ 29.0              $29.8
                                    ======               ======             ======              ======              =====

(1)  Combined expenditure by the Company and the Predecessor.

(2) Expenditure by the Predecessor excludes expenditures for Port Alice operations.

(3) We have adopted a new accounting policy which requires that we expense the cost of spur roads in the period the work is incurred. Our Predecessor capitalized and amortized spur roads. See our Management's Discussions and Analysis ("MD&A") for the year ended December 31, 2004 for further details of the accounting policy change.

SOFTWOOD LUMBER DISPUTE

On March 21, 2002 and further adjusted on April 25, 2002, the United States Department of Commerce ("USDOC") issued its final determination in the countervailing and antidumping investigations. The USDOC's final determination in the countervailing investigation resulted in a duty rate of 18.79% to be posted by cash deposits from May 22, 2002, the effective date of the Final Order. The USDOC's final determination in the antidumping investigation resulted in company specific duty rates ranging from 2.18% to 12.44% on the six companies investigated and an "all other rate" of 8.43% for all other companies, including us. On May 16, 2002, the United States International Trade Commission ("USITC") published its final written determination on injury and stated that Canadian softwood lumber threatens material injury to the U.S. industry. As a result, effective from the Final Order date, cash deposits are required for shipments at the rates determined by the USDOC. All prior bonds or cash deposits posted prior to May 22, 2002 were refunded.

Effective December 20, 2004, the USDOC implemented new deposit rates for shipments made after this date. The USDOC reduced the countervailing duty deposit rate to 17.18% from 18.79% and all the other anti-dumping deposit rate to 3.78% from 8.43%. These new deposit rates are based on the USDOC's final rate determinations for the first administrative review period (May 22, 2002 to March 31, 2003 for the countervailing duty case and May 22, 2002 to April 30, 2003 for the anti-dumping duty case). Effective February 24, 2005, the USDOC further reduced the countervailing duty deposit rate to 16.37% to adjust for Ministerial errors.

We expensed $21.1 million in duties for the period from July 28, 2004 to December 31, 2004 representing the combined final countervailing and antidumping duties of 27.22% for the period from May 22, 2002 to December 20, 2004 and 20.96% from December 20, 2004 ($24.0 million for the period from January 1, 2004 to July 27, 2004 for the Predecessor; year ended December 31, 2003 for the Predecessor - $36.1 million). We together with our Predecessor have paid US$73.3 million in cash deposits since May 22, 2002 to December 31, 2004.

We and other Canadian forest product companies, the Federal Government and Canadian provincial governments (collectively "Canadian Interests") categorically deny the US allegations and strongly disagree with the final countervailing and antidumping determinations made by the USITC and USDOC. Canadian Interests continue to pursue appeals of the final countervailing and dumping determinations with the appropriate courts, the North American Free Trade Agreement ("NAFTA") panels and the World Trade Organization ("WTO").

NAFTA and WTO panels have issued several rulings with respect to the countervailing and antidumping investigations. The USDOC has responded to these rulings and modified its methodology and calculations in evaluating and calculating subsidy and dumping rates. However, primarily in the countervailing case, with each response to NAFTA panel rulings, the USDOC's methodology changes have resulted in substantive changes to the duty rates, both up and down, making it difficult to accurately estimate the final rates after all appeals will be complete. As a result, we have not recorded any receivable for prior periods as a result of the change in the cash deposit rate applicable to new shipments.

A NAFTA panel, in reviewing the "threat of injury" determination made by the USITC, has ruled that the USITC has not been able to provide the NAFTA panel with substantive evidence to support the USITC ruling of "threat of injury". The NAFTA panel requested that the USITC reverse its ruling on "threat of injury" with which the USITC reluctantly complied. US interests are appealing this ruling to an Extraordinary Challenge Committee ("ECC") panel. If the ECC panel upholds this finding by the NAFTA panel, we would expect that all prior duties paid would be refunded with interest. However, there can be no certainty that the USDOC would comply with this ruling and US industry and trade groups have indicated that they may even challenge the constitutional validity of NAFTA in US courts.

The final amount of countervailing and antidumping duties that may be assessed on our Canadian softwood lumber exports to the US cannot be determined at this time and will depend on appeals of the final determinations to any reviewing courts, NAFTA or WTO panels or on a negotiated settlement. Notwithstanding the final rates established in the investigations, the final liability for the assessment of countervailing and antidumping duties will not be determined until each annual administrative review process is complete, including appeals.

HUMAN RESOURCES

As of December 31, 2004, we had 2,027 employees (of which 1,682 are hourly paid workers). The majority of our hourly paid workers in our solid wood segment are represented by the IWA Council. We are a member of Forest Industrial Relations Limited, which represents forestry companies in the coastal region of the Province in their negotiations with the IWA Council. In May 2004, a new collective agreement was implemented. The agreement expires on June 14, 2007.

Our hourly workers in the pulp segment are represented by the PPWC. In April 2003, a five year collective agreement with the PPWC was implemented. The agreement expires on April 30, 2008.

In our logging operations approximately 50% of the harvesting operations is performed by contractors. The majority of the contractors have replaceable contracts under the Timber Harvesting Contract and Subcontract Regulation (British Columbia).

RESEARCH AND DEVELOPMENT

Silviculture and tree improvement research is conducted primarily by our employees at our Saanich Forestry Centre on Vancouver Island and at our Port McNeill forest operations. The Centre is located north of Victoria, British Columbia and was founded in 1964. It has seed orchards, a seedling nursery with an annual capacity of approximately 3 million seedlings, and a laboratory that provides technical support to maintain seed and seedling quality. The Centre provides us with the ability to select and breed trees with superior growth and form that should improve the quality and quantity of timber produced over time. The Centre's nine seed orchards occupy 15 hectares and produce Douglas fir, western hemlock, western red cedar and Sitka spruce seed with improved properties. Yellow cedar hedges are also maintained for the production of improved cutting material. The nursery supplies our requirements for most species of seedlings. We, together with our Predecessor, spent approximately $641,000 on growth and yield studies, tree improvement and silviculture research in 2004.

Our Squamish pulp mill has in-house laboratories and testing facilities for quality control and performance improvement. We also use the services and technical expertise of independent laboratories.

Our logging and sawmilling operations also investigate new equipment and methods to improve operational efficiencies. We are a member of the Forest Engineering Research Institute of Canada which conducts research into forestry activities related to the harvesting and transportation of wood and the growing of trees.

                                  RISK FACTORS

The following risks and uncertainties may have a material adverse effect on our operations.

VARIABLE OPERATING RESULTS AND PRODUCT PRICING

Our financial performance is principally dependent on the prices we receive for our products. Average prices that we receive are dependent on the product mix of lumber and logs sold as prices vary significantly between species and grade. Prices for our products are highly cyclical and have fluctuated significantly in the past and may fluctuate significantly in the future. We cannot provide any assurance as to the timing and extent of any price improvements. On an annualized basis (i) a change of $50 per thousand board feet of lumber would impact operating earnings (losses) before interest, taxes, amortization and other non-operating income and expenses ("EBITDA"), net earnings and per share earnings by approximately $35 million, $23 million and $0.88 per share respectively, and (ii) a change of $50 per ADMT of pulp would impact EBITDA, net earnings and per share earnings by approximately $14 million, $9 million and $0.35 per share respectively.

Our financial performance is also dependent on the rate at which we utilize our production capacity. When capacity utilization is reduced in response to weak demand for products, the cost per unit of production will increase, and profitability decrease.

The markets for our products are highly cyclical and are characterized by periods of excess product supply due to many factors, including:

o    additions to industry capacity;

o    increased industry production;

o periods of insufficient demand due to weak general economic activity or other causes including weather factors; and

o    inventory destocking by customers.

Demand for our products is influenced to a significant degree by the global level of economic activity. Additionally, even though costs may increase, our customers may not accept price increases for the products. We are not able to predict with certainty market conditions and prices for our products. Our future financial condition and results of operations will depend primarily upon the prices we receive for lumber and pulp, and a deterioration in prices of or demand for our products could have a material adverse effect on our financial condition, results of operations and ability to satisfy our debt obligations.

RISKS OF EXCHANGE RATE FLUCTUATIONS

Approximately 65% of our sales are made in US dollars, while most of our operating costs and expenses are incurred in Canadian dollars. Our results of operations are reported in Canadian dollars. Significant variations in relative currency values, particularly a significant increase in the value of the Canadian dollar relative to the US dollar, could have a material adverse effect on our business, financial condition, results of operations and cash flows. On an annualized basis, a change of 1% in the value of the Canadian dollar per US$1.00 would impact EBITDA, net earnings and per share earnings by approximately $4.1 million, $2.7 million and $0.10 per share respectively.

All of our long term debt of US$210.9 million at December 31, 2004, is denominated in $US. The exchange rate at December 31, 2004, was $1.2020. A 1% change in the US dollar has an effect of $2.5 million on our debt when translated into Canadian dollars.

SOFTWOOD LUMBER DISPUTE

The USITC determined that the softwood lumber industry in the United States was threatened with material injury by reason of the imports of softwood lumber from Canada. As a result of this determination, the USDOC issued countervailing and anti-dumping orders, which took effect on May 22, 2002. These duties have had a material adverse impact on operations of our Predecessor including reduced profit margins. Cumulative duties, including those of our Predecessor, from May 22, 2002, when cash deposits were made necessary for shipments of Canadian lumber into the US, until December 31, 2004, total approximately US$73.3 million. Pursuant to the Plan implemented by our Predecessor, we have the right to any refunds of duties paid by our Predecessor, and may have the obligation to pay further duties. As noted above, although Canadian Interests have initiated challenges under NAFTA and before the WTO, it is not possible to predict the ultimate results of such challenges. The final amount of countervailing and antidumping duties that may be assessed on Canadian softwood lumber exports to the US cannot be determined at this time and will depend on the outcome of the challenges and appeals of the final determinations to any reviewing courts, NAFTA or WTO panels or on a negotiated settlement. Unless the challenges are resolved in favour of Canadian lumber companies, the softwood lumber dispute will continue to adversely impact on our future operations.

SUBSTANTIAL LEVERAGE AND ABILITY TO SERVICE INDEBTEDNESS

The level of debt that we have and the limitations imposed on us by our Secured Bond Indenture, working capital facility and other debt agreements that we have entered into may have important consequences for our business, including the following:

o a significant portion of our cash flow from operations is used for servicing debt, rather than operations;

o we may not be able to obtain additional debt or equity financing for future working capital, capital expenditures or other corporate purposes;

o we may remain vulnerable to economic downturns and be less able to take advantage of significant business opportunities and react to changes in market or industry conditions; and

o    our less leveraged competitors may have a competitive advantage.

Our ability to pay our debt obligations will depend on our future performance. To a significant extent, our performance will be subject to general economic, financial, competitive, legislative, regulatory and other factors, including lumber and pulp prices, all of which are beyond our control. No assurance can be given that our business will generate sufficient cash flow from operations to pay our debt or fund our other liquidity needs. We cannot provide any assurance that we can secure any further credit facilities or that the terms of any such credit facilities will be favourable.

COMPETITION

The markets for our products are highly competitive on a domestic and international level, with a large number of major companies competing in each market. Many of our competitors have substantially greater financial resources and less debt than we do. Some of our competitors may have the advantage of not being affected by fluctuations in the value of the Canadian dollar. We also compete indirectly with firms that manufacture substitutes for solid wood products, including non-wood and engineered wood products. While the principal basis for competition is price, we also compete to a lesser extent on the basis of quality and customer service. Changes in the level of competition, industry capacity and the global economy will have a significant impact on our selling prices and our overall profitability. Our competitive position will be influenced by factors including the availability, quality and cost of fibre, energy and labour, and plant efficiencies and productivity in relation to our competitors.

DEPENDENCY ON FIBRE OBTAINED FROM GOVERNMENT TIMBER TENURES

Approximately 95% of the timberlands in which we operate are owned by the Province and administered by the Ministry of Forests. The Forest Act empowers the Ministry of Forests to grant timber tenures, including TFLs, FLs and timber sales licences to producers. The Provincial Chief Forester must conduct a review of AAC for each TSA and each TFL in the Province on a periodic basis which is usually once every five years. This review is then used to determine the AAC for licences issued by the Crown. Such assessments have in the past resulted and may in the future result in reductions of the AACs attributable to licences held by British Columbia forest companies, including the licences that we own. There can be no assurance that the amounts of such future reductions, if any, will not be material or the amounts of compensation, if any, for such reductions will be fair and adequate.

FOREST POLICY CHANGES IN BRITISH COLUMBIA

In March 2003, the Provincial Government began implementing the most significant legislative reforms in the Province's forest industry in over 40 years. These BC reforms include (i) market pricing - for stumpage purposes, (ii) appurtenancy - the removal of the requirement to link fibre supply under harvesting licences to specified conversion facilities, (iii) cut control - introduction of new cut control provisions and elimination of minimum harvesting requirements, and (iv) industry rationalization - through transfers, mergers or division of forest tenures and changes of control of licence holders.

The most controversial aspect of the new legislation involved the Provincial Government taking back approximately 20% of the AAC from major licence holders. As noted above, the first phase of negotiations on compensation due to us recently concluded and a final comprehensive settlement agreement is expected to be reached in 2005.

Early in 2004, significant updates were made to the 2003 legislation package through the Forest Statutes Amendment Act (British Columbia). Late in the year another set of updates were made through the Forest Statutes Amendment Act (No.2) (British Columbia). As many of the legislative changes are still in the process of being implemented, it is not possible to predict how our business will be affected in 2005 by these changes.

STUMPAGE FEES

Stumpage is the fee that the Provincial Government charges forest companies to harvest timber from Crown land in British Columbia. On January 16, 2004, the Provincial Government announced the move to a more open and competitive market pricing system for timber and logs for the coastal region. Prior to February 29, 2004, the amount of stumpage paid for each cubic metre of wood harvested from the coastal region was based on a target rate set by the Provincial Government. Post-February 29, 2004, stumpage for the coastal region will be set using a market pricing system (the "MPS"). The MPS uses the results from BC Timber Sales auctions to predict the value of Crown timber harvested under long-term tenures. In this way the Crown believes that stumpage prices will become market based.

Amending the stumpage system is complex and is the subject of discussion involving, among other things, lumber trade issues between Canada and the US in response to the US claim that BC's forest industry is subsidized. Periodic changes in the Provincial Government's administrative policy can affect stumpage and the viability of individual logging operations. There can be no assurance that current changes or future changes will not have a material impact on stumpage fees.

FOREST RESOURCE RISK AND NATURAL CATASTROPHES

Our timber tenures are subject to the risks associated with standing forests, in particular, forest fires. Procedures and controls are in place to manage such risk through prevention and early detection. Most of the timber we harvest comes from Crown tenures and insurance coverage is maintained only for loss of logs due to fire and other occurrences following harvesting. Utilizing the services of an insurance consultant, we believe we have adequate insurance coverage to protect our assets from undue risk and that this coverage is in line with that of other large forest product companies operating in British Columbia. However, there is no assurance that this coverage would be adequate to provide protection against all eventualities, including natural catastrophes.

INTERNATIONAL BUSINESS

In general, our sales will be subject to the risks of international business, including:

o    fluctuations in foreign currencies;

o changes in the economic strength of the countries in which we conduct business;

o    trade disputes;

o    changes in regulatory requirements;

o    tariffs and other barriers;

o    quotas, duties, taxes and other charges or restrictions upon exportation;
     and

o    transportation costs and the availability of carriers.

Our principal products are sold in international markets. As a result, economic conditions in the US, Japan and Europe, the strength of the housing markets in the US and Japan, international sensitivity to interest rates, and the strength of world markets for NBSK pulp can all have a significant effect on our operations and results.

ENVIRONMENTAL REGULATION

We are subject to extensive environmental laws and regulations. These laws and regulations impose stringent standards on our operations and impose liability to remedy problems for which we are legally responsible regarding, among other things:

o    air emissions;

o    water discharges;

o    operations or activities affecting watercourses or the natural environment;

o    operations or activities affecting species at risk;

o    use and handling of hazardous materials;

o    use, handling and disposal of waste; and

o    remediation of environmental contamination.

We may incur substantial costs to comply with current or future requirements, to respond to orders or directions made, to remedy problems for which we are legally responsible or to comply with new environmental laws that may be adopted from time to time. In addition, we may discover currently unknown environmental problems or conditions affecting our operations or activities or for which we are otherwise legally responsible. Any such event could have a material adverse effect on our business, financial condition, results of operations or cash flow.

In connection with the transfer of environmental permits at the time the Plan was implemented by our Predecessor and subsequent name change of certain subsidiaries, our environmental permits are being amended by the B.C. Ministry of Water, Land and Air Protection. The amendments may change our environmental permit conditions. There is no assurance that the changes, if made, will not have an adverse effect on our business, financial condition, results of operations or cash flow.

FIRST NATIONS LAND CLAIMS

First Nations in British Columbia have made claims of rights and title to substantial portions of land in the Province including areas where our timber tenures and operations are situated, creating uncertainty as to the status of competing property rights. The Supreme Court of Canada has held that aboriginal groups may have a spectrum of aboriginal rights in lands that have been traditionally used or occupied by their ancestors; however, such rights or title are not absolute and may be infringed by government in furtherance of a legislative objective, including forestry, subject to meeting a justification test. The effect on any particular lands will not be determinable until the exact nature of historical use, occupancy and rights in any particular piece of property have been clarified.

First Nations are seeking compensation from governments with respect to these claims, and the effect of these claims on timber tenure rights, including our timber tenures, cannot be estimated at this time. The Federal Government and Provincial Government have been seeking to negotiate settlements with aboriginal groups throughout British Columbia in order to resolve these claims. Any settlements that may result from these negotiations may involve a combination of cash, resources, grants of conditional rights to gather food on public lands, and some rights of self-government. The effect of such a settlement on our timber tenures or the amounts of compensation that we would receive for any taking from our tenures as a result of this process, if any, cannot be estimated at this time.

Current Provincial Government policy requires that forest management and operating plans take into account and not infringe on aboriginal rights and title, proven or unproven, and provide for consultation with First Nations. This policy is reflected in the terms of our timber tenures, which provide that the Ministry of Forests may refuse to issue cutting permits in respect of a timber tenure if it is determined that the forestry operation would interfere with aboriginal rights and title. First Nations have, at times, sought to restrict the Provincial Government from granting or renewing forest tenures and other operating authorizations without their consent if these decisions could affect lands claimed by them. There can be no assurance that changes to the terms of our timber tenures as a consequence of such consultation or action could have an adverse effect on our business, financial condition results of operations or cash flow.

The issues surrounding aboriginal title and rights are not likely to be resolved by the Federal Government or Provincial Government in the near future.

REGULATORY RISKS

Forestry and pulp operations are subject to extensive federal, provincial, state, municipal and other local laws and regulations, including those governing forestry (see above), exports, taxes, labour standards, occupational health, waste disposal, environmental protection and remediation (see above), protection of endangered and protected species and land use and expropriation. Under certain laws and regulations, we are also required to obtain permits, licences and other authorizations to conduct our operations, which permits, licences and authorizations may impose additional conditions that we must comply with. Although we budget for expenditures to maintain compliance with such laws and permits, there can be no assurance that these laws and regulations will not change in the future in a manner that could have an adverse effect on our financial condition, liquidity or results of operations or on the manner that we conduct our operations.

RELIANCE ON DIRECTORS, MANAGEMENT AND OTHER KEY PERSONNEL

We rely upon the experience and expertise of our personnel. No assurance can be given that we will be able to retain our current personnel and attract additional personnel as necessary for the development and operation of our business. Loss of, or failure to attract and retain key personnel could have a material adverse effect on us.

EMPLOYEES AND LABOUR RELATIONS

The majority of the hourly paid employees at our manufacturing facilities are unionized. Our inability to negotiate an acceptable contract with any of the unions could result in a strike or work stoppage by the affected workers and increased operating costs as a result of higher wages or benefits paid to union members. If the unionized workers engage in a strike or other work stoppage, we could experience a significant disruption of our operations or higher ongoing labour costs, which could have a material adverse effect on our business, financial condition, results of operations or cash flow.

In addition, we rely on certain third parties whose workforces are unionized to provide us with services needed to operate our business. If their workers engage in strike or other work stoppages, we could experience disruption of our operations. For example, the ferry workers that transport our workforce to the Squamish pulp mill have been without a contract for a period of time. A labour dispute involving the ferry workers may impact our Squamish pulp mill operations.

                                    DIVIDENDS

The payment of dividends on the Common Shares is at the discretion of the Board and depends on our financial condition, the need to finance capital expenditures, financial covenants in credit agreements and other factors the Board may consider appropriate. No dividends have been paid by us on the Common Shares.

The Secured Bond Indenture contains covenants limiting certain restricted payments, including the payment of dividends on Common Shares (other than stock dividends). The Secured Bond Indenture provides, among other things, that any subsidiary may declare or pay dividends or otherwise make distributions in cash to us or a guarantor under the Secured Bond Indenture.

                                CAPITAL STRUCTURE

SHARE CAPITAL

Western's authorized capital consists of an unlimited number of Common Shares and an unlimited number of Preferred Shares, of which, as of the date hereof, 25,635,424 Common Shares are issued and outstanding, and no Preferred Shares are issued and outstanding.

All the Common Shares rank equally as to voting rights, participation in a distribution of our assets on a liquidation, dissolution or winding-up and the entitlement to dividends. The holders of the Common Shares are entitled to receive notice of all meetings of shareholders of Western (other than meetings of holders of another class of shares) and to attend and vote the shares at such meetings. Each of the Common Shares carries with it the right to one vote.

In the event of our liquidation, dissolution or winding-up or other distribution of our assets for the purpose of winding up our affairs, the holders of Common Shares will be entitled to receive on a pro rata basis, all of our assets remaining after payment of all of our liabilities, subject to the rights of the holders of Preferred Shares. The Common Shares carry no pre-emptive, exchange or conversion rights. Subject to the rights of the holders of Preferred Shares, the holders of the Common Shares are entitled to receive on a pro rata basis such dividends as our Board of Directors may declare out of funds legally available therefore.

Provisions as to the modification, amendment or variation of the rights attached to the Common Shares are contained in the CBCA. Generally speaking, substantive changes to Western's share capital require the approval of Western's shareholders by special resolution (at least 2/3 of the votes cast).

The Preferred Shares may, at any time or from time to time, be issued in one or more series, and the directors may, by resolution, fix the number of Preferred Shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the Preferred Shares of each series. Before issuing Preferred Shares of a series, the directors must file with the Director of the CBCA articles of amendment. Preferred Shares of each series rank on a parity with the Preferred Shares of every other series with respect to priority in the payment of dividends and in the distribution of our assets in the event of our liquidation, dissolution or winding-up or any other distribution of our assets among shareholders for the purpose of winding-up our affairs.

If Preferred Shares were outstanding, the holders of such shares would be entitled to priority over the Common Shares with respect to the payment of dividends and the distribution of our assets on a liquidation, dissolution or winding-up or other distribution of our assets for the purpose of winding up our affairs. The Preferred Shares of each series may be given such other preferences not inconsistent with the above over the Common Shares as may be determined in the case of each series authorized to be issued.

Except as otherwise required by law, the holders of the Preferred Shares are not be entitled to receive notice of or to attend or to vote at any meeting of shareholders of Western.

An annual meeting of Western's shareholders must be held once in every calendar year not later than 18 months after incorporation and thereafter not later than 15 months after the last preceding annual meeting, but no later than six months after the end of the preceding financial year, and at such place as our Board of Directors may determine in accordance with the CBCA. The holders of not less than 5% of Western's issued shares that carry the right to vote at a meeting may requisition the Board of Directors to call a meeting of shareholders for the purposes stated in the requisition. The Board of Directors may also whenever they think fit, convene a special meeting of shareholders. The quorum for the transaction of business at any meeting of shareholders of Western is one or more individuals present or deemed to be present, each being one or more shareholders entitled to vote thereat or a duly appointed proxyholder or representative for an absent shareholder so entitled, and holding or representing by proxy not less than 5% of our outstanding shares entitled to vote at the meeting. The only persons entitled to be present at a meeting of shareholders are those persons entitled to vote thereat, the directors and auditors of Western and others who are entitled or required under the CBCA or our articles or bylaws to be present at a meeting of shareholders.

CLASS C WARRANTS

As of the date hereof, 569,373 Tranche 1 Class C Warrants, 854,146 Tranche 2 Class C Warrants and 1,423,743 Tranche 3 Class C Warrants are issued and outstanding. The Class C Warrants were issued under the Class C Warrant Indenture entered into with the Class C Warrant Trustee in connection with the implementation of the Plan. Each Class C Warrant entitles the holder to purchase one Common Share (subject to certain adjustments) at the following exercise price:

Cdn$16.28 for Tranche 1 Class C Warrants, Cdn$26.03 for Tranche 2 Class C Warrants, and Cdn$33.83 for the Tranche 3 Class C Warrants.

The Class C Warrants are non-transferable and have a five-year term that expires on July 27, 2009, subject to early termination provisions. Western is entitled to give a 30-day notice of termination with respect to any tranche of Class C Warrants if, during a 20-day trading period ending prior to the fifth business day prior to the date of such notice, the Common Shares trade at a weighted average price per share that is more than 125% of the exercise price of such tranche. In addition, on or after the first anniversary of the Plan Implementation Date, the Class C Warrants will expire upon any amalgamation or similar business combination that results in the shareholders of the Western owning less than 80% of the issued and outstanding equity shares of the continuing entity.

STOCK OPTIONS

Western has an Option Plan which permits the granting of options to eligible participants to purchase up to a maximum of 2,500,000 Common Shares, which have been reserved for issuance under the Option Plan. As of the date hereof, 299,590 options have been granted.

The Option Plan provides that the Board of Directors may from time to time grant options to acquire Common Shares to any participant who is an employee, officer or director of Western or its affiliates or a consultant to Western or its affiliates. The exercise price for options granted pursuant to the Option Plan will be determined by the Board on the date of the grant, which price may not be less than the market value. Market value is defined as the closing price of the Common Shares on the TSX on the trading day immediately preceding the grant and if there is no closing price the last sale prior thereto. The term of the options granted under the Option Plan is determined by the Board, which term may not exceed a maximum of ten years from the date of the grant. Pursuant to the Option Plan, additional terms and conditions, including vesting requirements, may be imposed by the Board on the options granted under the Plan.

The total number of Common Shares that may be reserved for issuance to any one participant pursuant to options granted under the Option Plan in any one year may not exceed 5% of the Common Shares outstanding (on a non-diluted basis) on the grant date of the options. The maximum number of Common Shares that may be issued to insiders of Western pursuant to options granted under the Option Plan within any one-year period, when taken together with the number of Common Shares issued to such insiders under Western's other previously established or proposed share compensation arrangements, may not exceed 10% of the issued and outstanding Common Shares on a non-diluted basis at the end of such period and, in the case of any one insider and his associates, may not exceed 5% of such issued and outstanding Common Shares. The maximum number of Common Shares that may be reserved for issuance under options granted to insiders under the Option Plan together with the number of Common Shares reserved for issuance to such insiders under Western's other previously established or proposed share compensation arrangements may not exceed 10% of the issued and outstanding Common Shares on a non-diluted basis at the grant date of the options.

SECURED BONDS

On July 27, 2004 Western issued the Secured Bonds, which have an aggregate principal face value of U.S.$221 million, under the Secured Bond Indenture entered into with the Secured Bond Trustee, in connection with the refinancing of the indebtedness held by Doman's senior secured noteholders under the Plan. The Secured Bonds are direct, secured obligations of Western and are guaranteed by certain of the subsidiaries of Western (but not WPL). The obligations under the Secured Bonds are secured by a first priority charge over all of the fixed assets of Western and such subsidiaries, which rank pari passu with any security granted to secure certain obligations under any hedging arrangements and which rank subordinate to the security interest of CIT under the Working Capital Facility as to current assets.

The Secured Bonds have the following material terms: (a) maturing and fully repayable on July 28, 2009; (b) interest-bearing at the rate of 15% per annum, which may be deferred as to one-half of the amount payable on an interest payment date; (c) redeemable, at Western's option on or after July 28, 2005, in whole or in part, upon payment to the bondholders of all accrued and unpaid interest thereon and the redemption price prevailing at the time notice of such redemption is given, which will be a certain percentage of the face value of the outstanding Secured Bonds in each year; and (d) the right of the bondholders to receive an offer to purchase from Western in certain events (Change of Control Offer and Surplus Proceeds Offer as defined in the Secured Bond Indenture).

The Secured Bond Indenture contains the following covenants, among others, of Western in favour of the holders of the Secured Bonds: (a) not to incur additional debt, except for certain permitted indebtedness; (b) not to incur any liens to secure any debt, other than to secure the Secured Bonds or certain permitted indebtedness; (c) to apply net proceeds of specified asset sales, collateral loss events, softwood duty settlements, or capital markets transactions and any proceeds received from the Pulpco Note to a collateral cash account, to be disbursed, on Western's application to the Secured Bond Trustee, to Western to ensure adequate liquidity to achieve its business plan, to payment of deferred interest or to reinvestment in replacement collateral, and if the cash collateral account exceeds 5% of the outstanding principal amount of the Secured Bond's after taking into account reserves for such liquidity and reinvestment then to the obligation on Western to offer to purchase the Secured Bonds to the extent of the available amount in the cash collateral account, subject to a 25% limitation imposed on such offer in order to qualify for an exemption from Canadian interest withholding tax; (d) limitations on transaction(s) with affiliates; (e) mandatory repurchase of Secured Bonds upon a change of control event; (f) the right of the Secured Bond Trustee or the holders of not less than 25% in principal amount of the outstanding Secured Bonds upon an event of default to declare the principal amount of the outstanding Secured Bonds and accrued interest to be immediately due and payable; and (g) file and distribute quarterly and annual reports and other documents that would be required under sections 13(a) or 15(d) of the U. S. Securities and Exchange Act of 1934.

                              MARKET FOR SECURITIES

TRADING PRICE AND VOLUME

As of the date hereof the Common Shares are listed and posted for trading on the TSX under the symbol "WEF". The following sets out the price range and volumes traded on the TSX on a monthly basis for each month of the most recently completed financial year:

-----------------------------------------------------------------------------
Month                  High             Low            Close           Volume
-----------------------------------------------------------------------------
August/04             $11.30          $10.70          $10.80           95,516
-----------------------------------------------------------------------------
September/04          $10.80          $ 9.00          $ 9.25           34,202
-----------------------------------------------------------------------------
October/04            $ 9.70          $ 7.60          $ 7.95          326,596
-----------------------------------------------------------------------------
November/04           $ 8.00          $ 7.40          $ 7.50          170,998
-----------------------------------------------------------------------------
December/04           $ 7.55          $ 6.63          $ 6.65           91,030
-----------------------------------------------------------------------------

PRIOR SALES

In connection with the implementation of the Plan of our Predecessor, effective as of June 28, 2004, we issued 110,426 Class A and B Warrants under our Class A and B Warrant Indenture to affected creditors of our Predecessor. The Class A and B Warrants entitled the holders to acquire Plan Units, each Plan Unit consisting of US$1,000 principal amount of our Secured Bonds and 29 Common Shares, until July 19, 2004 at a price of US$950 per Plan Unit. The Standby Purchasers agreed to subscribe for and take-up any Plan Units not subscribed for by affected creditors of our Predecessor pursuant to the exercise of the Class A and B Warrants and to subscribe for additional units, each unit consisting of US$1,000 principal amount of our Secured Bonds and 29 Common Shares, at a price of US$950 per unit.

On the Plan Implementation Date, in connection with the implementation of the Plan, (1) 19,226,931 Common Shares were distributed to the affected creditors of our Predecessor; (2) 2,890,053 Common Shares and US$99,657,000 principal amount of Secured Bonds were issued to the holders of the Class A and B Warrants upon the exercise of Class A and B Warrants; and (3) 3,518,947 Common Shares and US$121,343,000 principal amount of Secured Bonds were issued to the Standby Purchasers pursuant to their standby commitment and a concurrent private placement. (507 Common Shares were subsequently cancelled due to the resolution of a disputed claim in our Predecessor's CCAA proceedings.) See "General Development of the Business - The Plan".

Also, in connection with the implementation of the Plan of our Predecessor, 569,373 Tranche 1 Class C Warrants, 854,146 Tranche 2 Class C Warrants and 1,423,743 Tranche 3 Class C Warrants were issued effectively on the Plan Implementation Date for no consideration, to certain Doman shareholders in accordance with the terms of the Plan. See "Capital Structure - Class C Warrants" above.

                             DIRECTORS AND OFFICERS

Western's articles provide that the Board is to consist of a minimum of three directors and a maximum of 15 directors. Western currently has 7 directors.

At each annual meeting of shareholders of Western, the entire Board of Directors retires and directors are elected for the next term. Each director serves until the close of the next annual meeting or until his successor is elected or appointed, unless his office is earlier vacated in accordance with our articles or with the provisions of the CBCA. Not less than 25% of the members of our Board of Directors are required to be resident Canadians, in accordance with the CBCA.

The names and provinces of residence, offices held within Western and principal occupations of the directors and executive officers of Western (the information concerning the respective directors and executive officers has been furnished by each of them) are as follows:

NAME AND PROVINCE AND
COUNTRY OF RESIDENCE                POSITION WITH WESTERN                                         DIRECTOR SINCE
---------------------               ---------------------                                         --------------
JAMES ARTHURS(1)(2)(3)              Director                                                       July 27, 2004
B.C., Canada

TREVOR BONIFACE                     General Manager, Logging                                            N/A
B.C., Canada

JOHN DALTON                         General Manager, Log Supply                                         N/A
B.C., Canada

LEE DONEY(2)(3)                     Director                                                       July 27, 2004
B.C., Canada

DAN DYCK                            General Manager, Sawmills                                           N/A
B.C., Canada

PETER GORDON(1)(4)                  Director                                                       July 27, 2004
ON, Canada

REYNOLD HERT                        President, Chief Executive Officer and Director               October 4, 2004
B.C., Canada

PHILIP HOSIER                       Corporate Secretary                                                 N/A
B.C., Canada

DAVE INGRAM                         General Manager and Director of WPL                                 N/A
B.C., Canada

PAUL IRELAND                        Chief Financial Officer                                             N/A
B.C., Canada

JOHN LACEY(3)(4)                    Director                                                       July 27, 2004
ON, Canada

JOHN MACINTYRE(1)(3)                Director and Chairman of the Board                             July 27, 2004
ON, Canada

MORRIS MANDZIUK                     Treasurer                                                           N/A
B.C., Canada

JOHN B. NEWMAN(1)(3)(4)             Director                                                       July 27, 2004
ON, Canada

CLEM TROMBLEY                       General Manager, Lumber Sales                                       N/A
B.C., Canada

--------------------------------------------------------------------------------
(1)  Member of the Audit Committee.

(2)  Member of the Environmental, Health and Safety Committee.

(3)  Member of the Nominating and Corporate Governance Committee.

(4)  Management Resources and Compensation Committee.

James Arthurs, Director

Mr. Arthurs is and has been since 2004, the Senior Vice President, Sales & Marketing for Integrated Paving Concepts Inc., a manufacturer of equipment, tooling and high technology coatings for the decorative asphalt industry. Prior to joining Integrated Paving Concepts, Mr. Arthurs was Managing Director, Operations, for The Jim Pattison Group, one of Canada's largest privately-held companies, from 2002 through 2004. From January 2002 to May 2002 he was the Sr. Vice President and Chief Information Officer for Alderwoods Group, Inc. (emergent company of the Loewen Group, operating funeral homes and operations within North America and the U.K.) and from May 2000 to January 2002, he was with the Loewen Group. The Loewen Group was the subject of CCAA proceedings in Canada and Chapter 11 proceedings in the U.S. from

June 1, 1999 to December 31, 2001. Previous positions included Vice President, Residential and Industrial Operations for Trus Joist, A Weyerhaeuser Company; and General Manager, Building Materials Distribution for MacMillan Bloedel Limited. In addition, Mr. Arthurs spent 16 years with IBM in a wide range of sales and management positions. Mr. Arthurs holds a Bachelor of Science Degree in Computer Science from the University of Calgary.

Trevor Boniface, General Manager, Logging

Mr. Boniface was named General Manager of Logging in January 2005 and prior to that was Regional Manager for the Nootka region since July 27, 2004. He was the Regional Manager for the Nootka region for Doman since 1998. Mr. Boniface started with Doman in 1977. As noted above, Doman and its subsidiaries were subject to CCAA proceedings. Mr. Boniface has a Bachelor of Science Degree in Forestry (Harvesting Option) and is also a Registered Professional Forester.

John Dalton, General Manager, Log Supply

Mr. Dalton has been our General Manager of Log Supply since July 27, 2004. Prior to that he was General Manager of Log Supply with Doman since 1983. Mr. Dalton initially started with Doman in 1965. As noted above, Doman and its subsidiaries were subject to CCAA proceedings. Mr. Dalton holds a Bachelor of Science Degree (Forestry) with a Business Administration option.

Lee Doney, Director

Mr. Doney is an independent consultant through his company, RLD Strategies. He is a director on the Community Living Board of the Provincial Government and the Chair of the Board of Columbia Power Corporation. Mr. Doney was a Deputy Minister in the British Columbia Government for over 15 years and served in a number of other posts in the government. Most recently, he was Deputy Minister of Skills and Development and Labour from June 2001 until his retirement in April 2004. Mr. Doney's previous responsibilities include Deputy Minister of Forests; Chief Executive Officer of Forest Renewal BC; Interim Chair, Industry Training and Apprenticeship Commission; Chief Executive Officer of the British Columbia Labour Force Development Board; Chairman of the Workers Compensation Board of Governors; Executive Director to the Provincial Round Table on the Environment and the Economy; and Executive Director for the BC Treaty Commission. He has a Masters Degree in Economics from Queens University.

Dan Dyck, General Manager, Sawmills

Mr. Dyck has been our General Manager of Sawmills since July 27, 2004. Prior to that he was the General Manager of Sawmills for Doman since 2001 and prior to that he was the Manager of the Duke Point Sawmill. Mr. Dyck started with Doman in 1989. As noted above, Doman and its subsidiaries were subject to CCAA proceedings.

Peter Gordon, Director

Mr. Gordon is currently Managing Partner, Restructuring of Brascan Corporation, where he is co-manager of the Tricap Restructuring Fund, a $415 million fund providing investment capital and management assistance to companies experiencing financial or operational difficulties. He joined Brascan in 1998 where he has been directly involved in its investment banking and merchant banking activities. Prior to 1998, he spent over fifteen years in the Canadian mining industry in the marketing, operating and finance areas with Westmin Resources Limited and Noranda Inc. Mr. Gordon is currently a director of Vicwest Corporation and Northgate Minerals Corporation. He holds an MBA in addition to an engineering degree.

Reynold Hert, President, Chief Executive Officer and Director

Mr. Hert was appointed President, CEO and Director of Western on October 4, 2004. Prior to that he had spent 12 years with Weyerhaeuser in various roles, most recently in Kamloops, B.C., as Vice President, Canadian Forestlands and previously as Vice President, Canadian SPF Lumber. Mr. Hert joined Weyerhaeuser as part of the acquisition of Proctor & Gamble Grande Prairie assets. He managed the Grande Prairie sawmill at the time. He started in the Canadian forest industry while a forestry student at the University of Toronto, working in timber cruising in Ontario and Alberta. Mr. Hert has a Bachelor of Science Degree (Forestry) from the University of Toronto.

Philip Hosier, Corporate Secretary

Mr. Hosier became the Corporate Secretary of Western on June 23, 2004. From July 27, 2004 to January 24, 2005, he was the Vice-President, Finance of Western. Mr. Hosier is retiring from Western in March 2005 but will continue to work with the Company in a consulting role. From July 1999 to July 27, 2004, Mr. Hosier was the Vice-President, Finance of Doman and from October 1993 until July 27, 2004, the Chief Financial Officer of WFPL (a subsidiary of Doman). As noted above, Doman and its subsidiaries were subject to CCAA proceedings. Mr. Hosier is a Chartered Accountant.

Dave Ingram, General Manager and Director of WPL

Mr. Ingram has been the General Manager and Director of WPL since July 27, 2004. Prior to that he was the General Manager of 4018974 Canada Inc. (formerly Western Pulp Inc.) (a subsidiary of Doman). From June 1991 to September 2004, he held the positions of Production Manager, Assistant Mill Manager and Mill Manager at the subsidiary's Squamish Operation. Prior to that, Mr. Ingram held various technical and production positions with MacMillan Bloedel at their Harmac division from 1972 to 1991. Mr. Ingram is a graduate of Lakehead University with a diploma in Chemical Engineering Technology. As noted above, Doman and its subsidiaries were subject to CCAA proceedings.

Paul Ireland, Chief Financial Officer

Mr. Ireland was appointed as Chief Financial Officer of Western on January 24, 2005. From 2002 to 2004, he was the Vice-President, Finance of Diavik Diamond Mines Inc. From 1994 to 2000, Mr Ireland was the Vice-President, Finance & Chief Financial Officer of Campbell Resources Inc. From 1992 to 1994 Mr. Ireland was the Manager of Special Projects and Internal Audit for Polaris Realty (Canada) Limited. Mr. Ireland started his career with Ernst & Whinney in London, UK and then moved to KPMG Peat Marwick Thorne in Toronto. He is a Chartered Accountant (Ontario, England and Wales).

John Lacey, Director

Mr. Lacey became the Chairman of the Board of Directors of Alderwoods Group, Inc. (emergent company of Loewen Group, operating funeral homes and cemeteries within North America and the UK), on January 2, 2002. From January 1999 to January 2002, Mr. Lacey was the Chairman of the Board of Directors of the Loewen Group Inc., of which he was a director from December 1998 (The Loewen Group was the subject of proceedings in Canada and Chapter 11 proceedings in the U.S. from June 1, 1999 to December 31, 2001). From July 1998 to November 1998, he was President and Chief Executive Officer of The Oshawa Group Ltd. in Toronto, Ontario. From November 1996 to July 1998, he was President and Chief Executive Officer of WIC Western International Communications Inc. in Vancouver, British Columbia. Prior to that, Mr. Lacey served as President and Chief Executive Officer of Scott's Hospitality Inc. from 1990 to 1996. Mr. Lacey currently is a director of TELUS, Canadian Tire Corp., CIBC and Cancer Care Ontario and the Chairman of Doncaster Racing Inc. and Doncaster Consolidated Ltd. In addition, Mr. Lacey is a member of the advisory board of Tricap.

John MacIntyre, Director and Chairman of the Board

Mr. MacIntyre is a partner in Birch Hill Private Equity (a successor to TD Capital's Private Equity Fund) and has been since 2004. From 2002 to 2004, he was an independent financial advisor. Until February 2002, Mr. MacIntyre was a Senior Vice-President of The Toronto-Dominion Bank, and Vice Chair, Global Head, Investment Banking, TD Securities. As Vice Chair, Investment Banking, he was responsible for global investment banking, corporate credit, trade finance and correspondent banking. Prior to joining TD Securities in 1987, Mr. MacIntyre was a partner with Ernst & Young. Mr. MacIntyre has been a director of several public and private corporations, and is currently a director of Maple Leaf Sports & Entertainment Ltd., Persona Communications Ltd. and Wellspring. He is on the advisory boards for TD Capital and Tricap. Mr. MacIntyre is a Chartered Accountant, a Chartered Business Valuator and a graduate of Queen's University.

Morris Mandziuk, Treasurer

Mr. Mandziuk has been our Treasurer since July 27, 2004. Prior to that he held various positions in the accounting, planning and treasury areas at Doman during his 16 years with the company. As noted above, Doman and its subsidiaries were subject to CCAA proceedings. Mr. Mandziuk is a Certified Management Accountant.

John B. Newman, Director

Since his retirement in 1990 as Deputy Chairman of Prudential Securities (Canada), Mr. Newman has served as Chairman and CEO of Multibanc Financial Holdings Limited, a private investment vehicle located in Toronto. Mr. Newman also served as Chairman and CEO of First Place Tower Inc., the owner of a 2.6 million square foot 72 storey office and retail complex located in Toronto, from its emergence from bankruptcy in 1995 until its sale in 1999. He is currently a director of a number of public and private Canadian corporations and trusts engaged in real estate, insurance, investment, manufacturing, distribution and financing, including Simmons Canada Inc., Multi-Fund Management Inc., Aviva Group Canada Ltd., Pilot Insurance Company and Utility Corporation. Mr. Newman was also an independent director of FT Capital Inc. until his resignation on December 17, 2002. FT Capital Inc. was operating under an agreed moratorium on its principal and interest payments on its subordinated debentures prior to Mr. Newman becoming one of its independent directors. Prior to Mr. Newman's resignation, FT Capital Inc. was subject to a number of cease trade orders issued in 2001 and 2002 by various securities regulatory authorities in Canada for failure to file financial statements while its principal shareholder B.C. Pacific Capital Corporation considered restructuring options with Brascan Financial Corporation. Those cease trade orders were subsequently terminated after FT Capital Inc. filed the requisite financial statements.

Clem Trombley, General Manager, Lumber Sales

Mr. Trombley has been our General Manager of Lumber Sales since July 27, 2004. He joined Doman in 1968 as Quality Control Supervisor. In 1972 he established Doman's sales department and was General Manager of Sales for Doman since 2001. As noted above, Doman and its subsidiaries were subject to CCAA proceedings.

As at the date hereof, none of our Common Shares are beneficially owned, directly or indirectly and no direction or control over any of our shares is exercised by any of our directors and senior officers of Western as a group. However, Mr. Gordon, as described above under "Directors and Officers", is an officer of Tricap. As of the date hereof Tricap holds 4,563,228 Common Shares or 17.8% of our issued and outstanding Common Shares. (See our "MD&A" for a list of our other principal shareholders.) Also, as described above, each of Messrs. Lacey and MacIntyre are members of the independent advisory board of Tricap.

                    CORPORATE GOVERNANCE AND BOARD COMMITTEES

Our Board has adopted a written mandate in which it has assumed responsibility for our stewardship and responsibility for overseeing the management of our business. In that regard, our Board carries out its mandate directly or through its committees described below.

The Board has established four committees of directors, being the Nominating and Corporate Governance Committee, the Environmental, Health and Safety Committee, the Management Resources and Compensation Committee and the Audit Committee.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

The Nominating and Corporate Governance Committee was established for the following purposes:

     (a) monitoring significant developments in the law and practice of corporate governance and the duties and responsibilities of directors of public corporations;

     (b) developing and recommending to our Board the corporate governance principles of the Company and any modification or amendments thereto;

     (c) recommending to the Board appropriate criteria for the selection of new directors and periodically reviewing such criteria and, as necessary, recommending changes thereto;

     (d) making recommendations to the Board with respect to Board size and composition, and assisting the Board in the identification and selection of individuals qualified to become Board members, based on the criteria for selection of new directors adopted from time to time by the Board; and

     (e) recommending such procedures as may be necessary to allow the Board to function independently of management.

The committee is responsible for assessing our overall corporate governance principles, making recommendations on the size and composition of the Board, director recruitment and orientation, and making recommendations regarding compensation and benefit levels of directors.

The Nominating and Corporate Governance Committee is composed of the following directors:

                  John B. Newman - Chair
                  John Lacey
                  James Arthurs
                  Lee Doney
                  John MacIntyre

ENVIRONMENTAL, HEALTH AND SAFETY COMMITTEE

The Environmental, Health and Safety Committee was established to assist the Board in respect of health and safety matters and the Company's compliance with applicable environmental legislation. It reviews and monitors matters relating to environmental, health and safety policies and procedures, and makes recommendations in areas of regulatory compliance.

The Environment, Health and Safety Committee is composed of the following directors:

                  Lee Doney - Chair
                  James Arthurs

MANAGEMENT RESOURCES AND COMPENSATION COMMITTEE

The Management Resources and Compensation Committee was established to assist the Board with:

     (a) appointing and compensating executive officers and approving succession plans for executive officers;

     (b) approving and reporting to the Board respecting our human resources policies for executive officers; and

     (c)  overseeing the administration of our compensation and benefits plans.

The committee is responsible, for:

     (a) reviewing and approving corporate goals and objectives relevant to CEO compensation, evaluating the CEO's performance in light of those corporate goals and objectives, and making recommendations to the Board with respect to the CEO's compensation level based on this evaluation;

     (b) reviewing compensation policies applicable to non-CEO officers and reviewing and approving non-CEO officer compensation; and

     (c) reviewing executive compensation disclosure before the Company publicly discloses this information.

The Management Resources and Compensation Committee is composed of the following directors:

                  John Lacey - Chair
                  Peter Gordon
                  John B. Newman

AUDIT COMMITTEE

The Audit Committee was established to assist the Board in fulfilling its oversight responsibilities regarding:

     (a)  the accuracy and completeness of our financial statements;

     (b)  our internal control and financial reporting systems;

     (c)  the selection and activities of our external auditor;

     (d)  risk management; and

     (e)  our compliance with legal and regulatory requirements.

The committee is responsible for the oversight of financial reporting and disclosure, annual and quarterly review of financial statements, related MD&A and earnings release, and oversight of internal controls and disclosure procedures. The committee also recommends the appointment of our external auditors, reviews the annual audit plan and auditor compensation, approves non-audit services provided by the external auditor, reviews hiring policies regarding former staff and auditors and reviews the adequacy of our risk management policies and procedures.

The Audit Committee has adopted a charter that reflects these and other responsibilities. The charter as most recently approved by the Board of Directors is attached as an appendix to this Annual Information Form.

The Audit Committee has adopted a policy that requires, in accordance with applicable law, its pre-approval of all non-audit services to be provided by the Company's auditors. See "Pre-Approval Policies and Procedures of Non-Audit Services".

     Composition of and Education and Experience of Members of the Audit
Committee

The Audit Committee is composed of the following directors:

                  John MacIntyre - Chair
                  John B. Newman
                  Peter Gordon
                  James Arthurs

All four members of the Audit Committee are independent and financially literate, based on their experience as executive officers of public and/or private companies and/or their experience in finance and/or as chartered accountants. See "Directors and Officers" for a description of the education and experience of each audit committee member that is relevant to the performance of his responsibilities as an audit committee member.

     Pre-Approval Policies and Procedures of Non-Audit Services

The Audit Committee has adopted the following pre-approval policies:

     (a) Annually, the Audit Committee will review a list of audit, audit-related, tax and other non-audit services and recommend pre-approval of these services.

     (b) All additional requests to engage our auditor for other services will be addressed on a case-by-case specific engagement basis. Except as otherwise permitted by applicable law, the engagement may only commence upon approval by the Audit Committee.

     External Auditor Service Fees

The aggregate fees billed for professional services rendered by our auditors, KPMG LLP to us and our Predecessor for the year ended December 31, 2004 are as follows:

                                                                                   Period from
                                                                                    July 28 to         Period from January
                                                                                December 31, 2004       1 to July 27, 2004
--------------------------------------------------------------------------------------------------------------------------
                                                                                     Company               Predecessor
--------------------------------------------------------------------------------------------------------------------------
KPMG LLP
--------------------------------------------------------------------------------------------------------------------------
Audit fees:
Audit of the consolidated financial statements at
December 31, 2004                                                                    $345,000             $        -
Audit of the opening balance sheet at July 28, 2004                                   165,000                      -
Quarterly reviews                                                                      20,000                 38,500
--------------------------------------------------------------------------------------------------------------------------
Audit-Related Fees(1)                                                                  45,250                144,200
--------------------------------------------------------------------------------------------------------------------------
TOTAL AUDIT AND AUDIT-RELATED FEES                                                    575,250                182,700
--------------------------------------------------------------------------------------------------------------------------
Tax Fees(2)                                                                           117,570                416,818
--------------------------------------------------------------------------------------------------------------------------
Monitor fees in CCAA                                                                        -                662,068
Internal control advisory fees                                                              -                 45,000
Forensic services                                                                           -                 30,000
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
TOTAL FEES                                                                           $692,820             $1,336,586
--------------------------------------------------------------------------------------------------------------------------

(1) Audit-related fees for the current year consist principally of fees for professional services rendered with respect to the auditors involvement with the CCAA Information Circular and related accounting assistance, audits of defined pension plans, and advice and assistance related to accounting issues and new standards.

(2) Tax fees consist of fees for tax compliance services, tax planning and tax restructuring associated primarily with the CCAA process.

                                LEGAL PROCEEDINGS

Other than as disclosed elsewhere herein, we are not aware of any material legal proceedings to which we are a party or to which our property is subject, nor are we aware that any such proceedings are contemplated.

           INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

We are not aware of any material interest, direct or indirect, of (i) any Shareholder that is a direct or indirect beneficial owner of, or who exercises control or direction over, more than 10% of the voting rights attached to the Common Shares, (ii) any of our or our subsidiaries' directors or executive officers, or (iii) any associate or affiliate of any of the foregoing, in any transaction which has been entered into within our most recent completed financial year or during the current financial year that has materially affected or will materially affect us.

                         TRANSFER AGENTS AND REGISTRARS

The registrar and transfer agent for our Common Shares is Computershare Investor Services Inc. at its principal office in Vancouver located at 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9.

The registrar and transfer agent for our Class C Warrants is Computershare Trust Company of Canada at its principal offices located at 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 and 11th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1.

The registrar and transfer agent for our Secured Bonds is the Bank of New York at its principal offices located at 101 Barclay Street, New York, New York, 10286.

The register of transfers for our:

     (a) Common Shares is located at our Transfer Agent's principal office in Vancouver, British Columbia, and branch registers of transfer are located at our Transfer Agent's principal offices in Toronto, Ontario and Denver, Colorado;

     (b) Class C Warrants is located at the Class C Warrant Trustees's principal offices in Vancouver, British Columbia and Toronto, Ontario; and

     (c) Secured Bonds is located at the Secured Bond Trustees principal office in New York, New York.

                               MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business or as otherwise disclosed herein, there are no other material contracts that we have entered into within the most recently completed financial year or before the most recently completed financial year (but after January 1, 2002) and still in effect. The contracts disclosed herein are the Secured Bond Indenture and the Class C Warrant Indenture.

                               INTEREST OF EXPERTS

Our auditors, KPMG LLP, have prepared the audit report attached to our audited financial statements for our most recent year end. Our auditors do not, directly or indirectly, hold any of our securities or have any interest in our property.

                INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS

This Annual Information Form contains statements which constitute forward-looking statements within the meaning of the United States Securities Exchange Act of 1934. Those statements appear in a number of places in this document and include statements regarding our intent, belief or current expectations primarily with respect to market and general economic conditions, future costs, expenditures, available harvest levels and our future operating performance. Such statements may be indicated by words such as "estimate", "expect", "intend", "believes", and similar words and phrases.

Readers are cautioned that any such forward-looking statements are not guarantees and may involve known and unknown risks and uncertainties, and that actual results may differ from those expressed or implied in the forward-looking statements as a result of various factors, including general economic and business conditions, product selling prices, raw material and operating costs, changes in foreign currency exchange rates, changes in government regulation, fluctuations in demand and supply for our products, industry production levels and our ability to execute our business plan and misjudgments in the course of preparing forward-looking statements. The information contained in this Annual Information Form, including, without limitation, the information set forth under the heading "Business of the Company" and "Risk Factors" and the information contained in our MD&A for the year ended December 31, 2004 identifies important factors that could cause such differences. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by such cautionary statements.

                             ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of our securities, securities authorized for issuance under equity compensation plans and a statement as to the interest of insiders in material transactions, will be contained in our management information circular for our annual meeting of shareholders to be held later this year. Additional financial information is provided in our audited financial statements and MD&A for our most recent year end. The foregoing additional information is available on SEDAR at www.sedar.com under the Company name.

                            GLOSSARY OF CERTAIN TERMS

Certain terms used herein are defined below.


"AAC"......................................       Allowable annual cut -- the volume of timber which the holder of a tree farm licence or forest licence may harvest under the licence in any given year as determined by the Ministry of Forests.

"ADMT".....................................       Air dried metric tonne -- a metric tonne of pulp with a moisture content of 10%
                                                  or less.

"annual cut"...............................       The volume of timber which the holder of a timber licence expects to harvest annually from that timber licence.

"Board" or "Board of Directors"............       The board of directors of Western.

"board feet"...............................       The plural of board foot; a board foot is calculated by multiplying 1" x 12" x
                                                  12" = 1 foot board measure gross count.  Lumber is then finished
                                                  (planed/sanded) to a smaller size and sold based on the original gross count.
                                                  The difference between gross size and net size is approximately 72%.

"CAC"......................................       Criteria air contaminants.

"Canadian GAAP"............................       Canadian generally accepted accounting principles.

"Canadian Interests".......................       The Federal Government, other provincial governments of Canada and Canadian forest product companies.

"CBCA".....................................       Canada Business Corporations Act, as amended.

"CCAA".....................................       Companies' Creditors Arrangement Act (Canada), as amended.

"CCFM".....................................       Canadian Counsel of Forest Ministers.

"Centre"...................................       Saanich Forest Centre.

"CEO"......................................       Chief Executive Officer of Western.

"CIT"......................................       CIT Business Credit Canada Inc.

"COC"......................................       CSA Chair of Custody.

"CSA"......................................       Canadian Standards Association.

"CVP"......................................       Comparable Value Pricing.

"Common Shares"............................       The common shares of Western.

"Class A and B Warrant Indenture"..........       The class A and B warrant indenture dated as of June 28, 2004 between Western and the Bank of New York.

"Class A and B Warrants"...................       The class A and B warrants of Western issued pursuant to the Class A and B
                                                  Warrant Indenture in connection with the Plan.

"Class C Warrant Indenture"................       The class C warrant indenture dated as of July 27, 2004 between Western and the
                                                  Transfer Agent.

"Class C Warrants".........................       The class C warrants of Western, consisting of three tranches, Tranche 1,
                                                  Tranche 2 and Tranche 3, issued pursuant to the Class C Warrant Indenture.

"Class C Warrant Trustee"..................       Computershare Trust Company of Canada.

"Court" ...................................       The Supreme Court of British Columbia.

"Doman" ...................................       Doman Industries Limited.

"DFPL".....................................       4018940 Canada Inc. (formerly Doman Forest Products Limited).

"DWL"......................................       4018982 Canada Inc. (formerly Doman-Western Lumber Ltd.).

"EBITDA"...................................       Operating earnings (losses) before interest, taxes, amortization and other non-operating income and expenses and in the case of our Predecessor, also before restructuring costs and asset write-downs.

"EEC"......................................       Extraordinary Challenge Committee Panel.

"EMS"......................................       Environmental Management Systems.

"Federal Government".......................       The Federal Government of Canada.

"fibre"....................................       The raw material used in the production of lumber and pulp consisting primarily of logs and wood chips.

"Forest Act"...............................       The Forest Act (British Columbia), as amended.

"forest licence" or "FL"...................       A licence granted by the Ministry of Forests which entitles the holder to cut a specific volume of timber on government lands.

"Forest Investment Account" or "FIA".......       A Provincial Government mechanism for promoting sustainable forest management in British Columbia through which the Minister of Forests may provide funding for certain forest management activities.

"Forest Renewal B.C."......................       A Provincial Government program whose mandate was to plan and implement a program of expenditures in order to renew the forest economy of British Columbia, enhance the productive capacity and environmental value of forest lands, create jobs, provide training for forest workers and strengthen communities.

"FR Act"...................................       Forest Revitalization Act (British Columbia).

"FR Plan"..................................       Forest Revitalization Plan.

"green"....................................       Green is lumber that is not kiln-dried or air-dried.

"hectare"..................................       An area 100 meters by 100 meters, equal to 2.47 acres.

"hog fuel".................................       Wood residue produced by a sawmill or a log merchandiser.

"ISO"......................................       International Organization for Standardization.

"ITA"......................................       Income Tax Act (Canada), as amended.

"IWA Council"..............................       IWA Council of the United Steelworkers Union.

"log merchandiser".........................       The Company's log merchandiser located in Nanaimo, British Columbia, which extracts the lumber portions of lower quality logs and processes the balance into wood chips.

"LRMP".....................................       Land and Resource Management Plans.

"m3".......................................       A cubic metre.

"MD&A".....................................       Management's Discussion and Analysis.

"Mfbm".....................................       One thousand board feet measure (see board feet).

"MPS"......................................       Market Pricing System.

"Ministry of Forests"......................       The Ministry of Forests of British Columbia.

"MMfbm"....................................       One million board feet measure (see board feet).

"NAFTA"....................................       The North American Free Trade Agreement.

"NBSK pulp"................................       Northern Bleached Softwood Kraft pulp, a high quality white chemical kraft pulp produced from slow growing northern softwood trees and differentiated from other grades of pulp by its fibre length and strength.

"Option Plan"..............................       Western's incentive stock option plan.

"PASCI"....................................       Port Alice Specialty Cellulose Inc., an affiliate of LaPointe Partners, Inc.

"Plan".....................................       The plan of compromise and arrangement pursuant to the CCAA and reorganization pursuant to CBCA in respect of the Predecessor implemented on the Plan
                                                  Implementation Date.

"Plan Implementation Date".................       July 27, 2004.

"Plan Units"...............................       Units consisting of US$1,000 principal amount of Secured Bonds and 29 Common
                                                  Shares issued upon exercise of the Class A and B Warrants in accordance with the
                                                  Plan.

"Port Alice Assets"........................       The Port Alice pulp mill and related assets of the Predecessor sold to PASCI by the Predecessor.

"PPWC".....................................       Pulp, Paper and Woodworkers Union of Canada.

"Predecessor"..............................       Doman, Alpine Projects Limited, Diamond Lumber Sales Limited, DFPL, 4019008
                                                  Canada Inc. (formerly Doman's Freightways Ltd.), 0183903 B.C. Ltd. (formerly
                                                  Doman Holdings Limited), 4018966 Canada Inc., (formerly Doman Investments
                                                  Limited), 4019016 Canada Inc. (formerly Doman Log Supply Ltd.), DWL, Eacom
                                                  Timber Sales Ltd., WFPL, 4018974 Canada Inc. (formerly Western Pulp Inc.), WPLP and Quatsino Navigation Company Limited.

"Preferred Shares".........................       The preferred shares, issuable in series, of Western.

"Province" or "British Columbia"...........       The Province of British Columbia.

"Provincial Government" or "Crown".........       The Provincial Government of British Columbia.

"Pulp Assets"..............................       All of the pulp related businesses and assets of the Predecessor, excluding the
                                                  Port Alice Assets.

"pulp segment".............................       The Company's pulp management, manufacturing and sales operations.

"Pulpco Note"..............................       The 5 year secured term, interest free, promissory note issued by WPL to WPLP which was subsequently assigned to Western pursuant to the Plan.

"Quatsino".................................       Quatsino First Nation of the Kwakiutl Nation.

"replaceable contract".....................       Replaceable contract under the Forest Act.  An "evergreen" timber harvesting contract that is entered into between a holder of a replaceable licence and a contractor, whereby, the contractor is obligated to perform one or more defined phases of timber harvesting within the licence and, if satisfactorily performed, the licence holder is obligated, prior to the expiry of the term of the contract, to offer the contractor a replacement contract on substantially the same terms and conditions as the contract being replaced.

"Secured Bond".............................       The U.S.$221 million of 15% senior secured notes due July 28, 2009 issued by
                                                  Western and guaranteed by substantially all of its subsidiaries.

"Secured Bond Indenture"...................       The agreement between Western and certain of its subsidiaries as guarantors, and the Secured Bond Trustee, as trustee, dated as of July 27, 2004, constituting and securing the Secured Bonds.

"Secured Bond Trustee".....................       Bank of New York, as trustee for the holders of the Secured Bonds.

"SFM"......................................       Sustainable Forest Management

"Solid Wood Assets"........................       All of the businesses and assets of the Predecessor other than the Pulp Assets and the Port Alice Assets.

"solid wood segment".......................       The Company's sawmilling, lumber remanufacturing, lumber marketing, log merchandiser and logging operations.

"SPF 2x4 lumber"...........................       2" x 4" kiln dried random lengths of spruce, pine and fir lumber, which is a
                                                  North American commodity grade of standard and better dimensional lumber.

"Standby Purchasers".......................       Tricap, certain mutual funds for which Merrill Lynch Investment Managers LP or its affiliates serves as investment adviser, certain funds for which Quadrangle
                                                  Group LCC or its affiliates serves as adviser or manager and Amaranth LLC.

"sustained yield"..........................       The yield that a forest can produce continuously (i.e. in perpetuity) at a given intensity of management without impairment of the land's productivity, with the intent that there will be a balance between timber growth and harvesting on a sustainable basis.

"timber licence" or "TL"...................       A licence granted by the Ministry of Forests which entitles the holder to harvest the area over a specified period.

"timber supply areas" or "TSA".............       The areas of Provincial Government timberland which are not designated as TFLs.

"tonne"....................................       A metric tonne -- 1,000 kilograms or 2,204.6 pounds.

"Transfer Agent"...........................       Computershare Investor Services Inc.

"tree farm licence" or "TFL"...............       A TFL is a replaceable timber tenure that requires the licensee to manage a specified area of timberland on a sustained yield basis.  TFLs are granted for
                                                  25-year terms and, subject to satisfactory performance of its obligations under the TFL agreement by the licensee, are replaced by the Minister of Forests every five to 10 years with a new TFL with a 25-year term.

"Tricap" ..................................       The Tricap Restructuring Fund.

"TSX"......................................       The Toronto Stock Exchange.

"USDOC"....................................       The United States Department of Commerce.

"USITC"....................................       The United States International Trade Commission.

"unit".....................................       Equals 200 cubic feet of wood chips.

"upper grade lumber".......................       A grade of lumber which is substantially clear of knots.

"U.S. GAAP"................................       United States generally accepted accounting principles.

"U.S. Securities Act"......................       The United States Securities Act of 1933, as amended.

"WFPL".....................................       4018958 Canada Inc.  (formerly Western Forest Products Limited).

"WPL"......................................       Western Pulp Limited (formerly 4204255 Canada Inc.), a corporation incorporated pursuant to the CBCA, for the purpose of acquiring and holding the Pulp Assets.

"WPLP".....................................       Western Pulp Limited Partnership.

"WPL"......................................       Western Pulp Limited.

"wood chips"...............................       Small pieces of wood used to make pulp. The wood chips are produced either from wood waste in a sawmill or a log merchandiser or from pulp wood cut specifically for this purpose. wood chips are generally uniform in size and are larger and coarser than sawdust.

"Working Capital Facility" ................       A secured revolving operating loan facility of up to Cdn $100,000,000 under an agreement with CIT.

"WTO"......................................       The World Trade Organization.

                                    APPENDIX

                          WESTERN FOREST PRODUCTS INC.

                             AUDIT COMMITTEE CHARTER


Approved by the Board September 23, 2004

1.       PURPOSE

         The Board of Directors (the "Board") of Western Forest Products Inc. (the "Corporation") has established an Audit Committee (the "Committee") to assist the Board in fulfilling its oversight responsibilities regarding:

         (a) the accuracy and completeness of the Corporation's financial statements;

         (b) the internal control and financial reporting systems of the Corporation;

         (c) the selection and activities of the Corporation's external auditor;

         (d)  risk management;

         (e) the Corporation's compliance with legal and regulatory requirements, and

         (f) any additional duties set out in this Charter or otherwise delegated to the Committee by the Board.

2.       MEMBERS

         Committee members, including the Committee Chair, shall be appointed annually by the Board based on recommendations of the Nominating and Corporate Governance Committee and shall consist of at least three members of the Board who meet the independence requirements of "Multilateral Policy 58-201 - Effective Corporate Governance" proposed by the Canadian Securities Administrators on January 16, 2004.

         All members of the Committee shall be financially literate. While the Board shall determine the definition of and criteria for financial literacy, this shall, at a minimum, include the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements.

3.       DUTIES

         The Committee shall have the following duties:

         (a)  Financial Reporting and Disclosure

              (i) Audited Annual Financial Statements: Review the audited annual financial statements as prepared by management in conjunction with the external auditors, related management discussion and analysis ("MD&A") and earnings press releases for submission to Board for approval.

              (ii) Quarterly Review: Review the unaudited quarterly financial statements, the related MD&A and earnings press releases for submission to the Board for approval.

              (iii)  Significant Accounting Practices and Disclosure Issues:
                     Review with management and the external auditor, significant accounting practices employed by the Corporation and disclosure issues, including complex or unusual transactions, judgmental areas such reserves or estimates, significant changes to accounting principles, and alternative treatments under Canadian GAAP for material transactions. This review process shall be undertaken in order to have reasonable assurance that the financial statements are complete, do not contain any misrepresentations, and present fairly the Corporation's financial position and the results of its operations in accordance with Canadian GAAP.


              (iv) Compliance: Confirm through discussions with management that Canadian GAAP and all applicable laws or regulations related to financial reporting and disclosure have been complied with.

              (v) Legal Events: Review any actual or anticipated litigation or other events, including tax assessments, which could have a material current or future affect on the Corporation's financial statements, and the manner in which these have been disclosed in the financial statements.

              (vi) Off-Balance Sheet Transactions: Discuss with management the effect of any off-balance sheet transactions, arrangements, obligations and other relationships with unconsolidated entities or other persons that may have a material current or future affect on the Corporation's financial condition, changes in financial condition, results of operations, liquidity, capital expenditures, capital resources, or significant components or revenues and expenses.

              (vii) Disclosure Procedures: Satisfy itself that adequate procedures are in place for the review of the Corporation's public disclosure of financial information extracted from the Corporation's financial statements and periodically assess the adequacy of those procedures.

         (b)  Oversight of Internal Controls

              (i) Review and Assessment: Review and assess the adequacy and effectiveness of the Corporation's system of internal control and management information systems through discussions with management and the external auditor.

              (ii)   Oversight: Oversee system of internal control, by:

                     o Consulting with the external auditor regarding the adequacy of the Corporation's internal controls;

                     o Monitoring policies and procedures for internal accounting, financial control and management information, electronic data control and computer security;

                     o Obtaining from management adequate assurances that all statutory payments and withholdings have been made; and

                     o    Taking other actions as considered necessary.

              (iii) Fraud: Oversee investigations of alleged fraud and illegality relating to the Corporation's finances and any resulting actions.

              (iv) Complaint: Establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters, and for the protection from retaliation of those who report such complaints in good faith.

         (c)  External Audit

              (i) Appointment or Replacement: Recommend the appointment or replacement of the external auditor to the Board, who will consider the recommendation prior to submitting the nomination to the shareholders for their approval.

              (ii) Compensation: Review with management, and make recommendations to the Board, regarding the compensation of the external auditor. In making a recommendation with respect to compensation, the Committee shall consider the number and nature of reports issued by the external auditor, the quality of internal controls, the size, complexity and financial condition of the Corporation, and the extent of other support provided by the Corporation to the external auditor.

              (iii) Reporting Relationships: The external auditor will report directly to the Committee.

              (iv) Performance: Review with management the terms of the external auditor's engagement, accountability, experience, qualifications and performance. Evaluate the performance of the external auditor.

              (v) Transition: Review management's plans for an orderly transition to a new external auditor, if required.

              (vi) Audit Plan: Review the audit plan and scope of the external audit with the external auditor and management, and consider the nature and scope the planned audit procedures.

              (vii) Audit Plan Changes: Discuss with the external auditor any significant changes required in the approach or scope of their audit plan, management's handling of any proposed adjustments identified by the external auditor, and any actions or inactions by management that limited or restricted the scope of their work.

              (viii) Review of Results: Review, independently from management and without management present, the results of the annual external audit, the audit report thereon and the auditor's review of the related MD&A, and discuss with the external auditor the quality (not just the acceptability) of accounting principles used, any alternative treatments of financial information that have been discussed with management, the ramifications of their use and the auditor's preferred treatment, and any other material communications with management.

              (ix) Disagreements with Management: Resolve any disagreements between management and the external auditor regarding financial reporting.

              (x) Material Written Communications: Review all other material written communications between the external auditor and management, including the post-audit management letter containing the recommendations of the external auditor, management's response and, subsequently, follow up identified weaknesses.

              (xi) Interim Financial Statements: Engage the external auditor to review all internal financial statements and review the results of the auditor's review of the interim financial statements and the auditor's review of the related MD&A independent of and without management present.

              (xii) Other Audit Matters: Review any other matters related to the external audit that are to be communicated to the Committee under generally accepted auditing standards or that relate to the external auditor.


              (xiii) Meeting with External Auditor: Meet with the external auditor independently from management and without management present (1) at least annually to discuss and review specific issues; and (2) as appropriate with respect to any significant matters that the auditor may wish to bring to the Committee for its consideration.

              (xiv) Correspondence: Review with management and the external auditor any correspondence with regulators or governmental agencies, employee complaints or published reports that raise material issues regarding the Corporation's financial statements or accounting policies.

              (xv) Independence: At least annually, and before the external auditor issues its report on the annual financial statements, review and confirm the independence of the external auditor through discussions with the auditor on their relationship with the Corporation, including details of all non-audit services provided. Consider the safeguards implemented by the external auditor to minimize any threats to their independence, and take action to eliminate all factors that might impair, or be perceived to impair, the independence of the external auditor. Consider the number of years the lead audit partner has been assigned to the Corporation, and consider whether it is appropriate to recommend to the Board a policy of rotating the lead audit partner more frequently than every five years, as is required under the rules of the Canadian Public Accountability Board.

              (xvi) Non-Audit/Audit Services: Pre-approve, in accordance with applicable law, any non-audit services to be provided to the Corporation by the external auditor, with reference to compatibility of the service with the external auditor's independence.

              (xvii) Hiring Policies: Review and approve the Corporation's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor.

         (d)  Risk Management

              Review and assess the adequacy of the Corporation's risk management policies and procedures with respect to the Corporation's principal business risks. Review and assess the adequacy of the implementation of appropriate systems to mitigate and manage the risks, and report regularly to the Board. Review the Corporation's insurance program.


         (e)  Regulatory Compliance

              Review with management the Corporation's relationship with regulators and the timeliness and accuracy of Corporation filings with regulatory authorities.

         (f)  Related Party Transactions

              Review with management all related party transactions and the development of policies and procedures related to those transactions.

         (g)  Board Relationship and Reporting

              (i) Adequacy of Charter: Review and assess the adequacy of the Committee Charter annually and submit such amendments as the Committee proposes to the Board.

              (ii) Disclosure: Oversee appropriate disclosure of the Committee's Charter, and other information required to be disclosed by applicable legislation, in the Corporation's Annual Information Form and all other applicable disclosure documents, including any management information circular distributed in connection with the solicitation of proxies from the Corporation's securityholders.

              (iii) Reporting: Report regularly to the Board on Committee activities, issues and related recommendations.

4.       CHAIR

         The Board will in each year appoint the Chair of the Committee. The Chair shall be financially literate. In the Chair's absence, or if the position is vacant, the Committee may select another member as Chair. The Chair will have the right to exercise all powers of the Committee between meetings but will attempt to involve all other members as appropriate prior to the exercise of any powers and will, in any event, advise all other members of any decisions made or powers exercised.

5.       MEETINGS

         The Committee shall meet at the request of its Chair, but in any event it will meet at least four times a year. Notices calling meetings shall be sent to all Committee members. The external auditor or any member of the Committee may call a meeting of the Committee. The Chair of the Committee shall develop and set the Committee's agenda, in consultation with the other members of the Committee. Each member of the Committee is free to suggest the inclusion of items on the agenda. The agenda and information concerning the business to be conducted at each Committee meeting shall be distributed to the members of the Committee in advance of each meeting to permit meaningful review.

6.       QUORUM

         A majority of members of the Committee, present in person, by teleconference, or by videoconference will constitute a quorum.

7.       REMOVAL AND VACANCY

         A member may resign from the Committee, and may be removed and replaced at any time by the Board, and will automatically cease to be a member as soon as the member ceases to be a director. The Board will fill vacancies in the Committee by appointment from among the directors of the Board in accordance with Section 2 of this Charter. Subject to quorum requirements, if a vacancy exists on the Committee, the remaining members will exercise all its powers.

8.       EXPERTS AND ADVISORS

         In order to carry out its duties, the Committee may retain or appoint, at the Corporation's expense, such independent counsel and other experts and advisors as it deems necessary. The Committee shall provide notice to the Nominating and Corporate Governance Committee of its actions in this regard.

9.       ACCESS

         The Committee may have access to and direct contact with any employee, contractor, supplier, customer or other person that is engaged in any business relationship with the Corporation to confirm information or to investigate any matter within the mandate of the Committee.

10.      SECRETARY AND MINUTES

         The Chair of the Committee shall appoint a secretary for each meeting to keep minutes of such meeting. The minutes of the Committee will be in writing and duly entered into the books of the Corporation. The minutes of the Committee will be circulated to all members of the Board.

                                 FORM 52-109FT1
            CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD


I, REYNOLD HERT, President and Chief Executive Officer of WESTERN FOREST PRODUCTS INC., certify that:


1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of WESTERN FOREST PRODUCTS INC. (the "Issuer") for the period ending December 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the annual filings.


Date:    March 24, 2005



"R. HERT"
-------------------------------------
REYNOLD HERT
PRESIDENT AND CHIEF EXECUTIVE OFFICER

                                 FORM 52-109FT1
            CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD



I, PAUL IRELAND, Chief Financial Officer, of WESTERN FOREST PRODUCTS INC., certify that:


1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of WESTERN FOREST PRODUCTS INC. (the "Issuer") for the period ending December 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the annual filings.


Date:    March 24, 2005


"PAUL IRELAND"
-----------------------
PAUL IRELAND
CHIEF FINANCIAL OFFICER